Page 1 of 114 Pages





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                          Hollinger International Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   435569 10 8
                     --------------------------------------
                                 (CUSIP Number)

                             Charles G. Cowan, Q.C.
                          Vice-President and Secretary
                                 Hollinger Inc.
                                10 Toronto Street
                                Toronto, Ontario
                                 Canada M5C 2B7
                                 (416) 363-8721
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 435569 10 8                                       Page 2 of 114 Pages
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                                Schedule 13D/A


1.  NAME OF REPORTING PERSON                            Hollinger Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                             ---------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /  /
                                                             (b)  /  /
3.  SEC USE ONLY




4.  SOURCE OF FUNDS                                           OO


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           /  /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION  Canada


       NUMBER OF        7.  SOLE VOTING POWER                64,470,419
        SHARES
      BENEFICIALLY      8.  SHARED VOTING POWER              0

       OWNED BY
         EACH           9.  SOLE DISPOSITIVE POWER           64,470,419
       REPORTING
     PERSON WITH       10.  SHARED DISPOSITIVE POWER         0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                 64,470,419

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                /X/

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     64.8%


14.   TYPE OF REPORTING PERSON                               HC


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CUSIP No. 435569 10 8                                        Page 3 of 114 Pages
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                                Schedule 13D/A


1.  NAME OF REPORTING PERSON          The Ravelston Corporation Limited
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                            -----------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /  /
                                                            (b) /  /
3.  SEC USE ONLY




4.  SOURCE OF FUNDS                                          OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 /  /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    Canada

       NUMBER OF        7.  SOLE VOTING POWER               64,470,419
        SHARES
      BENEFICIALLY      8.  SHARED VOTING POWER             0
       OWNED BY
         EACH           9.  SOLE DISPOSITIVE POWER          64,470,419
      REPORTING
     PERSON WITH       10.  SHARED DISPOSITIVE POWER        0


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                      64,470,419

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                               /X/

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    64.8%

14.   TYPE OF REPORTING PERSON                              HC



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CUSIP No. 435569 10 8                                       Page 4 of 114 Pages
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                                Schedule 13D/A


1.  NAME OF REPORTING PERSON                           Conrad M. Black
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                            ----------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /  /
                                                            (b) /  /
3.  SEC USE ONLY




4.  SOURCE OF FUNDS                                         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED    PURSUANT TO ITEMS 2(d) or 2(e)              /  /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    Canada

       NUMBER OF        7.  SOLE VOTING POWER               64,625,019
        SHARES
      BENEFICIALLY      8.  SHARED VOTING POWER             0
       OWNED BY
         EACH           9.  SOLE DISPOSITIVE POWER          64,625,019
      REPORTING
     PERSON WITH       10.  SHARED DISPOSITIVE POWER        0


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                      64,625,019

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                               /  /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    64.9%

14.   TYPE OF REPORTING PERSON                              IN



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CUSIP No. 435569 10 8                                        Page 5 of 114 Pages
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     This  Schedule  13D/A,  Amendment No. 5 (the  "Amendment"),  relates to the
Class A Common  Stock,  par value  $.01 per share  (CUSIP  Number:  435569 10 8)
("Class  A  Common  Stock"),   of  Hollinger   International  Inc.,  a  Delaware
corporation (the "Issuer").

     On April 18, 1997 the Issuer completed the purchase of all of the issued and outstanding Class A Common Shares and Class B Common Shares of UniMedia Newspapers Company, a Nova Scotia unlimited liability company ("UniMedia Newspapers Company") from UniMedia Holding Company, a company amalgamated under the laws of Nova Scotia ("UniMedia"). UniMedia is a wholly owned subsidiary of Hollinger Inc., a corporation continued under the laws of Canada ("Hollinger"). In partial consideration of the purchase of the Class A Common Shares of UniMedia Newspapers Company, the Issuer issued to UniMedia 149,658 shares of
Series 2 Nonvoting Preferred Stock, par value $.01 per share ("Series 2 Preferred Stock"). In partial consideration of the purchase of the Class B Common Shares of UniMedia Newspapers Company, the Issuer issued to UniMedia 23,267 shares of Series 1 Nonvoting Preferred Stock, par value $.01 per share ("Series 1 Preferred Stock").

     Pursuant to exchange agreements entered into in connection with the purchase of the outstanding shares of UniMedia Newspapers Company, the Issuer issued shares of its Class A Common Stock, newly issued shares of its Series C Convertible Preferred Stock, par value $.01 per share ("Series C Preferred Stock") and newly issued shares of its Series D Convertible Redeemable Preferred Stock, par value $.01 per share ("Series D Preferred Stock") to Hollinger and UniMedia in exchange for the outstanding shares of Series 1 Preferred Stock and Series 2 Preferred Stock. As a result, there are 71,811,399 shares of Class A Common Stock outstanding. This Amendment restates in their entirety Items 3, 4, 5, 6 and 7 of the Schedule 13D of the filing persons dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996 and Amendment No. 4 thereto dated August 28, 1996 (collectively, the "Amended
Schedule 13D"). No other Items of the Amended Schedule 13D are being amended at this time. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Amended Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

     Pursuant to a Share Exchange Agreement dated as of July 19, 1995 between the Issuer and Hollinger (the "Share Exchange Agreement"), which is incorporated herein by reference as Exhibit


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CUSIP No. 435569 10 8                                       Page 6 of 114 Pages
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2, Hollinger acquired 33,610,754 shares of the Issuer's Class A Common Stock and
739,500 shares of non-voting Series A Redeemable Covertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), on October 13, 1995 in connection with a corporate reorganization of the international newspaper interests of Hollinger and the Issuer (the "Reorganization"). The Class A Common Stock and the Series A Preferred Stock were issued to Hollinger in exchange for all of the outstanding ordinary share capital of DT Holdings Limited ("DTH").

     Hollinger beneficially owns 14,990,000 shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"). The Class B Common Stock was issued to Hollinger in May 1994 in connection with a recapitalization effected by the Issuer concurrently with the initial public offering of its Class A Common Stock. The shares of Class B Common Stock were issued to Hollinger in consideration for (i) the conversion of $44,500,000 in intercompany indebtedness owed by the Issuer to Hollinger, (ii) the conversion of the common stock of the Issuer then held by Hollinger (which represented 100% of the Issuer's common stock at that time) and (iii) the transfer of Hollinger's 99.3% interest in Jerusalem Post Publications Limited. On February 29, 1996 Hollinger transferred 15,950,000 shares of Class A Common Stock and the Class B Common Stock to Ontario Limited. In July 1997, the 15,950,000 shares of Class A Common Stock were transferred to WMT Holdings LLC, a Delaware limited liability company ("WMT"), and the Class B Common Stock was transferred to UniMedia.

     In May 1994, Conrad Black Capital Corporation acquired 9,600 shares of Class A Common Stock for cash. Mr. Black is the sole shareholder and Chairman of Conrad Black Capital Corporation. In addition, Mr. Black has been granted options to purchase 145,000 shares of the Issuer's Class A Common Stock pursuant to the Issuer's 1994 Stock Option Plan.

     On April 18, 1997, certain Canadian newspaper interests owned and controlled by Hollinger were sold to a member of the Issuer's consolidated group, effective as of January 1, 1997, pursuant to the (i) UniMedia Class A Stock Purchase Agreement dated as of April 18, 1997 among Hollinger, UniMedia and the Issuer (the "UniMedia Class A Stock Purchase Agreement"), which is attached hereto as Exhibit 14, (ii) the UniMedia Class B Stock Purchase Agreement dated as of April 18, 1997, among Hollinger, UniMedia and the Issuer (the "UniMedia Class B Stock Purchase Agreement"), which is attached hereto as
Exhibit 15 and (iii) the Sterling Stock Purchase Agreement dated as of April 18, 1997 between Hollinger and Hollinger Canadian Publishing Holdings Inc.

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CUSIP No. 435569 10 8                                       Page 7 of 114 Pages
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(the  "Sterling  Purchase  Agreement",  and,  together with the UniMedia Class A
Stock Purchase Agreement and the UniMedia Class B Stock Purchase Agreement, the "Purchase Agreements")(the transactions effected by the Purchase Agreements are collectively referred to as the "Canadian Newspaper Transaction"). Pursuant to the UniMedia Class A Stock Purchase Agreement, UniMedia sold all of the issued and outstanding Class A Common Shares of UniMedia Newspapers Company to the Issuer for consideration consisting of Cdn. $19.373 million in cash and 149,658 shares of newly issued Series 2 Preferred Stock of the Issuer. Pursuant to the UniMedia Class B Stock Purchase Agreement, UniMedia sold all of the issued and outstanding Class B Common Shares of UniMedia Newspapers Company to the Issuer for consideration consisting of Cdn.$100,000 in cash and 23,267 shares of newly issued Series 1 Preferred Stock of the Issuer. Pursuant to the Sterling Purchase Agreement, Hollinger sold the Sterling Newspaper Group to Hollinger Canadian Publishing Holdings Inc. ("Hollinger Canadian Publishing") for consideration consisting of Cdn. $330.602 million in cash.

     As a condition to the closing of the Purchase Agreements, Hollinger, the Issuer and UniMedia entered into the Exchange Agreement, which was subsequently amended and restated by the Amended and Restated First Exchange Agreement dated as of July 21, 1997 (the "Amended and Restated First Exchange Agreement"), which is attached hereto as Exhibit 16. The Amended and Restated First Exchange Agreement provided that, upon receiving the required approval of the stockholders of the Issuer, the Issuer would issue to UniMedia (i) 1,547,474 newly issued shares of Class A Common Stock in exchange for all 23,267 shares of Series 1 Preferred Stock, (ii) 829,409 newly issued shares of Series C Preferred Stock in exchange for 124,704 shares of the Series 2 Preferred Stock and (iii) 1,659,571 newly issued shares of Class A Common Stock in exchange for the remaining 24,954 shares of the Series 2 Preferred Stock (the transactions contemplated by the Amended and Restated First Exchange Agreement, the "First Exchange"). On July 31, 1997, the approval of the stockholders of the Issuer was obtained at a special meeting held for such purpose. The Amended and Restated First Exchange Agreement provided that the First Exchange must be completed within five business days of the stockholder approval; accordingly, the First Exchange was completed on Wednesday, August 6, 1997.

     Hollinger and the Issuer, contemporaneously with the execution of the Amended and Restated First Exchange Agreement, entered into the Second Amended and Restated Second Exchange Agreement (the "Second Amended and Restated Second Exchange Agreement"), which is attached hereto as Exhibit 17. Pursuant to

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CUSIP No. 435569 10 8                                       Page 8 of 114 Pages
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the Second Amended and Restated Second Exchange Agreement,  within five business days of receiving the approval of the Issuer's stockholders and immediately following the First Exchange, the Issuer issued (i) 669,261 newly issued shares of Series C Preferred Stock to Hollinger in exchange for the 739,500 outstanding shares of the Issuer's Series A Preferred Stock owned by Hollinger and (ii) 739,500 newly issued shares of Series D Preferred Stock to UniMedia in exchange for 669,261 shares of Series C Preferred Stock issued in the First Exchange(the transactions effected pursuant to the Second Amended and Restated Second Exchange Agreement are referred to as the "Second Exchange"). At the special meeting of the stockholders of the Issuer held on July 31, 1997, the requisite stockholder approval was obtained. The Second Exchange was consummated on Wednesday, August 6, 1997.


Item 4.     Purpose of Transaction.

     Hollinger beneficially owns shares of both classes of the Issuer's Common Stock representing approximately 84.2% of the combined voting power of such classes. As a result, Hollinger is in a position to control the outcome of substantially all actions of the Issuer requiring stockholder approval, including the election of the entire Board of Directors of the Issuer. Subject to the fiduciary responsibilities of the directors of the Issuer to all stockholders and the terms of certain agreements defining the ongoing relationships between Hollinger and the Issuer, Hollinger, through its ability to control the outcome of any election of directors, is able to direct the management policy, strategic direction and financial decisions of the Issuer.

     The Ravelston Corporation Limited, a corporation organized under the laws of Ontario, Canada ("Ravelston"), effectively controls Hollinger through its direct or indirect control or direction over 53.2% of the outstanding common shares of Hollinger. This percentage includes Hollinger common shares held by the Ravelston Trust and the following direct and indirect subsidiaries of
Ravelston: Argus Corporation Limited, 176264 Canada Limited, 2753430 Canada Limited, 176268 Canada Limited and 176295 Canada Limited. The Ravelston Trust was formed pursuant to a Trust Agreement dated as of October 31, 1991 among Ravelston, the Canadian Imperial Bank of Commerce ("CIBC") and Mr. Black, John
A. Boultbee and R. Geoffrey Browne, as trustees. On August 29, 1996, R. Geoffrey Brown resigned as a trustee and was replaced by Kenneth Kilgour (Messrs. Black, Boultbee and Kilgour, collectively, the "Trustees"). The Trustees have

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CUSIP No. 435569 10 8                                       Page 9 of 114 Pages
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granted  Ravelston  an  irrevocable  proxy to vote all of the  Hollinger  common shares held by the Ravelston Trust as long as the Ravelston Trust holds such common shares. As the holder of 100 units of the Ravelston Trust, Ravelston has the right to direct the disposition of 100 of the Hollinger common shares held by the Ravelston Trust. As the holder of the remaining 5,531,915 units of the Ravelston Trust, CIBC has the right to direct the disposition of 5,531,915 of the Hollinger common shares held by the Ravelston Trust. Conrad Black Capital Corporation holds 65.3% of the common shares of Ravelston. Mr. Black is the sole shareholder and Chairman of Conrad Black Capital Corporation.

     As a result of the performance of their duties as directors and officers of the Issuer, certain directors and officers of Hollinger and Ravelston, including Mr. Black, expect to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals would, however, be subject to consideration and approval by the Board of Directors of the Issuer.

     The First Exchange was undertaken to increase Hollinger's flexibility and as part of its general tax, financing and corporate planning in connection with its holding of the Issuer's securities. The Second Exchange was undertaken for two principal reasons. First, at the request of the Issuer, the Canadian Newspaper Transaction was structured to ensure that the operations subsidiaries of Hollinger being acquired by the Issuer obtained a stepped-up tax basis in the underlying assets being acquired, thereby maximizing the depreciable and amortizable basis of the assets of the acquired businesses. As a result, the Issuer has higher depreciation and amortization expense available to offset Canadian taxable income earned in the future by the acquired businesses.

     Second,  the  recent  offer to  purchase  common  shares  of  Southam  Inc.
("Southam") made by Hollinger Canadian Publishing has resulted in the acceleration of the redemption rights of the holders of Hollinger's outstanding Southam-linked convertible debentures. The Board of Directors of the Issuer determined that the offer to purchase the common shares of Southam was in the best interest of the Company. In connection with its review of the offer to purchase, Hollinger advised the Issuer that it expected to exercise its right to require the Issuer to purchase all or a portion of the Series A Preferred Stock to generate proceeds to satisfy any exercise of such accelerated redemption rights by holders of Southam-linked convertible debentures. The


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CUSIP No. 435569 10 8                                       Page 10 of 114 Pages
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Second  Exchange was  undertaken to reduce the tax cost to Hollinger  associated with the redemption of the Series A Preferred Stock by substituting in exchange therefor the higher basis Series D Preferred Stock.

     As stockholders, the filing persons intend to periodically review and evaluate the market for the Issuer's Common Stock, the Issuer's business, prospects and financial condition, general economic conditions and other opportunities available to the filing persons. On the basis of such periodic reviews and evaluations, the filing persons may, subject to restrictions imposed by the agreements described in Item 6 hereof, determine to increase or decrease their investment in the Common Stock through purchases, sales, gifts, or other means of acquisition or disposition. The filing persons do not currently anticipate that any dispositions, if made, would reduce their beneficial ownership to less than 50% of the combined voting power of the Issuer's Class A and Class B Common Stock.

Item 5.     Interest in Securities of the Issuer.

      Hollinger Inc. and Ravelston

      (a) Amount Beneficially Owned: 64,470,419 shares of Class A Common Stock; 64.82% (calculated pursuant to Rule 13d-3). Comprised of the following:
      (i)10,121,726  shares of Class A Common Stock held  directly by Hollinger;
      (ii)7,539,028 shares of Class A Common Stock held by 3007017 Nova Scotia Company ("Nova Scotia Company"), a wholly owned subsidiary of Hollinger;
      (iii) 15,950,000 shares of Class A Common Stock held by WMT Holdings LLC, an indirect wholly owned subsidiary of Hollinger; (iv) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock held by UniMedia; (v) 3,207,045 shares of Class A Common Stock held by UniMedia; (vi)7,052,465 shares of Class A Common Stock that may be acquired at any time by the conversion of 829,409 shares of Series C Preferred Stock held by Hollinger and UniMedia; and (vii) at an initial conversion price of the Canadian dollar equivalent of $14.00 per share, 5,604,155 shares of Class A Common Stock that may be acquired at any time by the conversion of 739,500 shares of Series D Preferred Stock held by UniMedia (taking each share of Series D Preferred Stock at Cdn. $146.625 and assuming an exchange rate of $1.00 per Cdn. $1.3820, as in effect on July 31, 1997, the date on which such shares were acquired). The number of shares of Class A Common Stock into which the Series D Preferred Stock may be converted will fluctuate

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CUSIP No. 435569 10 8                                       Page 11 of 114 Pages
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      from time to time based on changes in the conversion  rate and/or exchange rate. Through its relationship with Hollinger described in Item 4 hereof, Ravelston may be deemed to beneficially own all of the securities of the Issuer that are held by Hollinger and its subsidiaries.

      (b) Voting Power; Dispositive Power: Hollinger has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 64,470,419 shares of Class A Common Stock. Through its relationship with Hollinger described in Item 4 hereof, Ravelston may also be deemed to have the sole power to vote or to direct the vote of these shares.

      (c)   Not applicable.

      (d) Right to Receive Dividends or Proceeds: UniMedia, WMT and Nova Scotia Company have the right to receive the dividends from or the proceeds from the sale of the securities which they hold. The shares of Class A Common Stock owned by Nova Scotia Company constitute 10.5% of the outstanding shares of Class A Common Stock. The shares of Class A Common Stock owned by WMT constitute 22.2% of the outstanding shares of Class A Common Stock. The shares of Class B Common, Series C Preferred Stock and Series D Preferred Stock held by UniMedia represent 100%, 19.3% and 100% of the outstanding shares of Class B Common Stock, Series C Preferred Stock and Series D Preferred Stock, respectively.

      (e)   Not applicable.

     The amount and percentage of Class A Common Stock beneficially owned by Hollinger and Ravelston exclude 154,600 shares of Class A Common Stock beneficially owned by Mr. Black. Pursuant to Rule 13d-4, Hollinger and Ravelston hereby expressly disclaim beneficial ownership of such shares.

     Directors and Executive Officers of Hollinger Inc. and Ravelston (Other Than Mr. Black):

     Except as set forth below, the directors and executive officers of Hollinger and Ravelston (other than Mr. Black) do not beneficially own any shares of Class A Common Stock. Barbara Amiel Black, Mr. Black's wife, disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by Mr. Black.

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CUSIP No. 435569 10 8                                       Page 12 of 114 Pages
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     Name                                    Number of Shares of Class A Common
                                                 Stock Beneficially Owned*
J. A. Boultbee                                              6,000
Dixon S. Chant                                             17,500
Charles G. Cowan                                            6,000
F. David Radler                                            29,600

* Includes shares subject to presently exercisable options or options exercisable within 60 days of July 31, 1997 under the Issuer's 1994 Stock Option Plan as follows: Mr. Boultbee, 6,000 shares; Mr. Chant, 10,000 shares; Mr. Cowan, 6,000 shares; and Mr. Radler, 20,000 shares.

Mr. Black

      (a) Amount Beneficially Owned: 64,625,019 shares of Class A Common Stock; 64.88% of class (calculated pursuant to Rule 13d-3). Comprised of the following: (i)64,470,419 shares of Class A Common Stock beneficially owned by Hollinger and Ravelston; (ii) 9,600 shares of Class A Common Stock held by Conrad Black Capital Corporation; and (iii) 145,000 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all outstanding options held by him, whether or not presently exercisable or exercisable within 60 days of July 31, 1997.

      (b) Voting Power; Dispositive Power: Through his relationships with Hollinger, Ravelston and Conrad Black Capital Corporation describe in Item 4 hereof, Mr. Black may be deemed to have the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 64,625,019 shares of Class A Common Stock.

      (c)   Not applicable.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Issuer's Restated Certificate of Incorporation, as amended, provides that holders of Class B Common Stock are entitled to ten votes per share and holders of Class A Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock vote together as a single

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CUSIP No. 435569 10 8                                       Page 13 of 114 Pages
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class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time dividends are paid on either.

     Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by Hollinger to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically convertible into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by Hollinger or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of Hollinger or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of the Class B Common Stock (a "Permitted Transaction").

     Notwithstanding the foregoing paragraph, any holder of class B Common Stock may pledge his or its shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a Permitted Transaction.

     Pursuant to the Issuer's Restated Certificate of Incorporation, as amended, the Series C Preferred Stock ranks senior in right and priority of payment to the Class A and Class B Common Stock and on a parity with the Issuer's outstanding Series B Preferred Stock as to dividends and upon liquidation. The Series C Preferred Stock is mandatorily convertible into shares of Class A Common Stock on June 1, 2001, and the Issuer has the option to redeem the shares of Series C Preferred Stock, in whole or in part, at any time on or after June 1, 2000 and prior to June 1, 2001. At any time prior to June 1, 2001, unless previously redeemed, each share of Series C Preferred Stock is convertible at the option of the holder thereof into 8.503 shares

CUSIP No. 435569 10 8                                       Page 14 of 114 Pages
--------------------------------------------------------------------------------

of Class A Common Stock. The holders of Series C Preferred Stock have the right to vote together as a single class with the holders of Class A and Class B Common Stock and Series B Preferred Stock in the election of Directors and upon each other matter coming before the stockholders of the Issuer on the basis of ten votes per share of Series C Preferred Stock, except as otherwise provided by law or the Issuer's Restated Certificate of Incorporation. In addition, (i) whenever dividends on the Series C Preferred Stock or any other series of preferred stock with like voting rights are in arrears and unpaid for six quarterly dividend periods, and in certain other circumstances, the holders of all Series C Preferred Stock (voting separately as a class) will be entitled to vote, on the basis of ten votes for each share of Series C Preferred Stock, for the election of two directors of the Issuer, such directors to be in addition to the number of directors constituting the Board of Directors immediately prior to the accrual of such right, and (ii) the holders of Series C Preferred Stock may have voting rights with respect to certain alterations of the Restated Certificate of Incorporation and certain other matters, voting on the same basis or separately as a class.

     The Issuer's Series D Preferred Stock is entitled to receive cumulative cash dividends, payable quarterly. The amount of each dividend per share is equal to the aggregate amount (if any) of ordinary course cash dividends paid during the preceding calendar quarter on 7,395,000 Southam Common Shares owned beneficially, directly or indirectly, by the Issuer, divided by 739,500. The Series D Preferred Stock is redeemable in whole or in part, at any time and from time to time, subject to restrictions in the Issuer's existing credit facilities, by the Issuer or by a holder of such shares. Hollinger has agreed pursuant to the Share Exchange Agreement to limit the exercise of its redemption rights to a number of Southam Common Shares that at the time of such exercise have been delivered to the Issuer free and clear of encumbrances other than certain encumbrances.

     The holder or holders of shares of the Series D Preferred Stock may convert such shares at any time into shares of Class A Common Stock of the Issuer. Any holder of Series D Preferred Stock may pledge such shares to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness or other obligations due to the pledgee, provided that such shares shall remain subject to, and upon foreclosure, realization or other similar action by the pledgee, shall be transferred only in accordance with, the transfer restrictions set forth in the Restated Certificate of Incorporation.

CUSIP No. 435569 10 8                                       Page 15 of 114 Pages
--------------------------------------------------------------------------------

     Pursuant to the Amended and Restated First Exchange Agreement, the Issuer has agreed to take commercially reasonable efforts to cause the registration under the Securities Act of 1933, as amended, of the shares of Class A Common Stock and Series C Preferred Stock issued to UniMedia in the First Exchange, and to list such shares on the New York Stock Exchange as soon as practicable. Pursuant to the Second Amended and Restated Second Exchange Agreement, the Issuer has agreed to use commercially reasonable efforts to cause the registration under the Securities Act of the shares of Series C Preferred Stock issued to Hollinger, UniMedia and/or the Hollinger designee upon the Second Exchange and to list such newly issued shares of Series C Preferred Stock on the New York Stock Exchange, in each case as soon as practicable after the issuance thereof.

     Pursuant to the terms of the Hypothecation of Specific Securities dated October 13, 1995 by Hollinger in favor of CIBC, which is incorporated herein by reference as Exhibit 3, Hollinger has pledged 33,610,754 Class A Common Shares, 14,990,000 Class B Common Shares and 669,261 shares of Series C Preferred Stock to CIBC as collateral security for the obligations of Hollinger and certain affiliated companies under an amended and restated Cdn.$80,000,000 demand operating facility (the "CIBC Facility"). The CIBC Facility requires compliance by Hollinger with certain financial and other covenants and is subject to standard default and other provisions.

CUSIP No. 435569 10 8                                       Page 16 of 114 Pages
--------------------------------------------------------------------------------

     Certain registration rights agreements, which are incorporated herein by reference as Exhibits 4, 8 and 11, were entered into in connection with the above-described pledges. These agreements provide for registration (either within a certain time period of execution of the registration rights agreement or upon foreclosure) under the Securities Act of 1933, as amended, of the pledged shares of Class A Common Stock and the shares of Class A Common Stock into which other pledged securities are convertible.

     Under the Share Exchange Agreement, Hollinger and the Issuer have agreed that if the Issuer proposes to effect a public offering of its equity or equity-linked securities for cash, or to issue equity-linked securities in any acquisition by the Issuer of the stock or assets of an unrelated corporation or entity, at any time during the 24 months following the closing date, the Issuer's efforts to raise capital through such offering shall have priority over any proposal by Hollinger to effect a public offering or sale of the Issuer's equity securities by Hollinger, unless a majority of the disinterested members of an Independent Committee of the Issuer's Board of Directors shall otherwise agree. For these purposes, an "Independent Committee" means a committee of the Issuer's Board the majority of the members of which are not employees or directors of Hollinger or employees of the Issuer, or another committee of the Issuer's Board whose membership satisfies any more restrictive requirements of independence of any securities exchange or market in which the Issuer's equity securities are traded or listed.

      The Share Exchange Agreement also provides that, until the second anniversary of the closing date, Hollinger shall not, without the prior approval of the Independent Committee, purchase outstanding shares of Class A Common Stock in the market from

CUSIP No. 435569 10 8                                       Page 17 of 114 Pages
--------------------------------------------------------------------------------

time to time except in conformity with applicable rules and regulations of the Securities and Exchange Commission or propose or undertake (or enter into an agreement or commitment to propose or undertake) any transaction or series of transactions that would constitute a Rule 13e-3 transaction (as such term is defined in Rule 13-e(a)(3) promulgated under the Securities Exchange Act of 1934, as amended) with respect to the Issuer (a "Going Private Transaction")
unless Hollinger, as a condition to the consummation of such Going Private Transaction, provides that a majority of the disinterested members of the Independent Committee shall have (i) approved the terms and conditions of the Going Private transaction and shall have recommended that the Issuer's stockholders vote in favor or accept the terms thereof and (ii) received from its financial advisor a written fairness opinion for inclusion in the proxy or information statement (or other similar disclosure documents) to be delivered to stockholders of the Issuer in connection with the Going Private Transaction.

Item 7.  Materials to Be Filed as Exhibits:


  Exhibit No.                             Description

       1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravleston Corporation Limited and The Hon. Conrad M. Black, P.C., O.C. (individually and on behalf of Conrad Black Capital Corporation).

       2 Share Exchange Agreement dated as of July 19, 1995 between American Publishing Company and Hollinger Inc. (incorporated by reference to the definitive proxy statement of the Issuer dated September 28, 1995).

       3 Hypothecation of Specific Securities dated October 13, 1995 by Hollinger Inc. in favor the Canadian Imperial Bank of Commerce.


       4        Letter agreement dated October 13, 1995 between Hollinger Inc.
                and the Canadian Imperial Bank of Commerce.

       5        Letter agreements dated August 1, 1996 between Hollinger Inc.
                and certain underwriters.

CUSIP No. 435569 10 8                                       Page 18 of 114 Pages
--------------------------------------------------------------------------------


       6        Letter agreements dated August 1, 1996 between The Hon. Conrad
                M.  Black,  P.C.,  O.C.  and certain  underwriters.

       7 Securities Pledge Agreement dated February 29, 1996 by 1159670 Ontario Limited in favor of the Canadian Imperial Bank of Commerce, as agent for certain lenders.

       8 Registration Rights Agreement dated February 29, 1996 among Hollinger Inc., 1159670 Ontario Limited and certain lenders.


       9 Securities Pledge Agreement dated May 24, 1996 by 1159670 Ontario Limited in favor of the Candian Imperial Bank of Commerce.

      10 Securities Pledge Agreement dated May 24, 1996 by 3184081 Canada Limited in favor of the Canadian Imperial Bank of Commerce.


      11 Letter agreement dated May 24, 1996 among Hollinger Inc., Hollinger International Inc., 1159670 Ontario Limited, 3184081 Canada Limited and the Canadian Imperial Bank of Commerce (omitting Schedules A and B).

      12 Securities Pledge Agreement dated July 17, 1996 by 1159670 Ontario Limited in favor of the Canadian Imperial Bank of Commerce as agent for certain lenders.

      13 Securities Pledge Agreement dated July 17, 1996 by 3184081 Canada Limited in favor of the Canadian Imperial Bank of Commerce as agent for certain lenders.

      14        UniMedia Class A Stock Purchase  Agreement dated as of April 18,
                1997  among  Hollinger  Inc.,   UniMedia   Holding  Company  and
                Hollinger International Inc. (omitting schedules).

      15        UniMedia Class B Stock Purchase  Agreement dated as of April 18,
                1997  among  Hollinger  Inc.,   UniMedia   Holding  Company  and
                Hollinger International Inc. (omitting schedules).

      16 Amended and Restated First Exchange Agreement dated as of July 21, 1997 among Hollinger, UniMedia and Hollinger International Inc.

CUSIP No. 435569 10 8                                       Page 19 of 114 Pages
--------------------------------------------------------------------------------

      17 Second Amended and Restated Second Exchange Agreement dated as of July 21, 1997 among Hollinger, UniMedia and Hollinger International Inc.

CUSIP No. 435569 10 8                                       Page 20 of 114 Pages
--------------------------------------------------------------------------------

                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 11, 1997


                                  HOLLINGER INC.


                                  By: /s/ C. G. Cowan
                                      -----------------------------
                                      Charles G. Cowan, Q.C.
                                      Vice President and Secretary

                                  THE RAVELSTON CORPORATION LIMITED


                                  By: /s/ C. G. Cowan
                                      -----------------------------
                                      Charles G. Cowan, Q.C.
                                      Vice President and Secretary

                                  By: /s/ Conrad M. Black
                                      -----------------------------
                                      The Hon. Conrad M. Black, P.C.,
                                      O.C., individually and on behalf
                                      of Conrad Black Capital Corporation

                                      Title: Chairman of Conrad Black
                                             Capital Corporation

CUSIP No. 435569 10 8                                       Page 21 of 114 Pages
--------------------------------------------------------------------------------

                                 EXHIBIT INDEX

  Exhibit No.                             Description

       1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravleston Corporation Limited and The Hon. Conrad M. Black, P.C., O.C. (individually and on behalf of Conrad Black Capital Corporation). (previously filed)

       2 Share Exchange Agreement dated as of July 19, 1995 between American Publishing Company and Hollinger Inc. (incorporated by reference to the definitive proxy statement of the Issuer dated September 28, 1995). (previously filed)

       3 Hypothecation of Specific Securities dated October 13, 1995 by Hollinger Inc. in favor the Canadian Imperial Bank of Commerce. (previously filed)

       4        Letter agreement dated October 13, 1995 between Hollinger Inc.
                and the Canadian Imperial Bank of Commerce. (previously filed)

       5        Letter agreements dated August 1, 1996 between Hollinger Inc.
                and certain underwriters.  (previously filed)

CUSIP No. 435569 10 8                                       Page 22 of 114 Pages
--------------------------------------------------------------------------------


       6        Letter agreements dated August 1, 1996 between The Hon. Conrad
                M. Black, P.C., O.C. and certain underwriters. (previously filed)

       7 Securities Pledge Agreement dated February 29, 1996 by 1159670 Ontario Limited in favor of the Canadian Imperial Bank of Commerce, as agent for certain lenders. (previously filed)

       8 Registration Rights Agreement dated February 29, 1996 among Hollinger Inc., 1159670 Ontario Limited and certain lenders. (previously filed)

       9 Securities Pledge Agreement dated May 24, 1996 by 1159670 Ontario Limited in favor of the Candian Imperial Bank of Commerce. (previously filed)

      10 Securities Pledge Agreement dated May 24, 1996 by 3184081 Canada Limited in favor of the Canadian Imperial Bank of Commerce. (previously filed)

      11 Letter agreement dated May 24, 1996 among Hollinger Inc., Hollinger International Inc., 1159670 Ontario Limited, 3184081 Canada Limited and the Canadian Imperial Bank of Commerce (omitting Schedules A and B). (previously filed)

      12 Securities Pledge Agreement dated July 17, 1996 by 1159670 Ontario Limited in favor of the Canadian Imperial Bank of Commerce as agent for certain lenders. (previously filed)

      13 Securities Pledge Agreement dated July 17, 1996 by 3184081 Canada Limited in favor of the Canadian Imperial Bank of Commerce as agent for certain lenders. (previously filed)

      14        UniMedia Class A Stock Purchase  Agreement dated as of April 18,
                1997  among  Hollinger  Inc.,   UniMedia   Holding  Company  and
                Hollinger International Inc.  (filed herewith)

      15        UniMedia Class B Stock Purchase  Agreement dated as of April 18,
                1997  among  Hollinger  Inc.,   UniMedia   Holding  Company  and
                Hollinger International Inc.  (filed herewith)

      16 Amended and Restated First Exchange Agreement dated as of July 21, 1997 among Hollinger, UniMedia and Hollinger International Inc. (filed herewith)

CUSIP No. 435569 10 8                                       Page 23 of 114 Pages
--------------------------------------------------------------------------------

      17 Second Amended and Restated Second Exchange Agreement dated as of July 21, 1997 among Hollinger, UniMedia and Hollinger International Inc. (filed herewith)

CUSIP No. 435569 10 8                                       Page 24 of 114 Pages
--------------------------------------------------------------------------------







                  UNIMEDIA CLASS A STOCK PURCHASE AGREEMENT
                          DATED AS OF APRIL 18, 1997
                                    AMONG
                               HOLLINGER INC.,
                           UNIMEDIA HOLDING COMPANY
                                     AND
                         HOLLINGER INTERNATIONAL INC.

CUSIP No. 435569 10 8                                       Page 25 of 114 Pages
--------------------------------------------------------------------------------


                              TABLE OF CONTENTS

                                  ARTICLE 1.
                         SALE AND PURCHASE OF SHARES.

1.1.  Purchase Price.......................................................... 2
1.2.  Net Working Capital Adjustment.......................................... 3
1.3.  Purchase Price Allocation............................................... 3

                                  ARTICLE 2.
                         CLOSING; DELIVERY OF SHARES.

2.1.  Date and Place.......................................................... 4
2.2.  Delivery of Shares...................................................... 4

                                  ARTICLE 3.
         REPRESENTATIONS AND WARRANTIES OF HOLLINGER AND THE VENDOR.

3.1.  Due Incorporation; Authority Concerning this Agreement.................. 4
3.2.  Capitalization; Title to Shares and Assets; Subsidiaries................ 5
3.3.  Newspaper Financial Statements.......................................... 6
3.4.  Indebtedness; Absence of Undisclosed Liabilities........................ 7
3.5.  Governmental Filings.................................................... 7
3.6.  No Violations........................................................... 7
3.7.  Litigation and Other Proceedings........................................ 8
3.8.  Compliance with Laws.................................................... 8
3.9.  Material Facts Disclosed................................................ 9
3.10. Brokers and Finders..................................................... 9
3.11. Securities Act Compliance............................................... 9
3.12. Taxes...................................................................10
3.13. Employment Matters......................................................10
3.14. Certain Forecasts.......................................................11

                                  ARTICLE 4.
               REPRESENTATIONS AND WARRANTIES OF INTERNATIONAL.

4.1.  Due Incorporation of International; Authority Concerning this
      Agreement...............................................................11
4.2.  Capitalization..........................................................12
4.3.  Governmental Filings....................................................12
4.4.  No Violations...........................................................13
4.5.  Brokers and Finders.....................................................13
4.6.  Private Offering........................................................13

CUSIP No. 435569 10 8                                       Page 26 of 114 Pages
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                                       ii

                                  ARTICLE 5.
                          COVENANTS OF THE PARTIES.

5.1.  Standstill..............................................................14
5.2.  International Stockholders' Approval....................................15
5.3.  Filings; Other Actions..................................................15
5.4.  Registration of Certain Securities......................................16
5.5.  Assumptions of Obligations under SOGIC Agreement........................17
5.6.  Non-Competition.........................................................17
5.7.  Ownership Changes.......................................................18

                                  ARTICLE 6.
               CONDITIONS TO THE OBLIGATIONS OF INTERNATIONAL.

6.1.  Representations and Warranties True.....................................18
6.2.  Performance by Hollinger and the Vendor.................................18
6.3.  Legal Opinions..........................................................19
6.4.  No Suits or Proceedings Challenging Transaction.........................19
6.5.  Certain Consents........................................................19
6.6.  Income Tax Act..........................................................19
6.7.  RBC Dominion Fairness Opinion...........................................19
6.8.  Exchange Agreement......................................................20
6.9.  Other Transaction Documents.............................................20

                                  ARTICLE 7.
          CONDITIONS TO THE OBLIGATIONS OF HOLLINGER AND THE VENDOR.

7.1.  Representations and Warranties True.....................................21
7.2.  Performance by International............................................21
7.3.  Legal Opinions..........................................................21
7.4.  No Suits or Proceedings Challenging Transaction.........................21
7.5.  Certain Consents........................................................21
7.6.  Income Tax Act..........................................................22
7.7.  Exchange Agreement......................................................22
7.8.  RBC Dominion Fairness Opinion...........................................22
7.9.  Other Transaction Documents.............................................22

                                  ARTICLE 8.
                                 TERMINATION.

8.1.  Termination by Mutual Consent...........................................23
8.2.  Termination by either Hollinger or International........................23
8.3.  Termination by Hollinger................................................23
8.4.  Termination by International............................................23

CUSIP No. 435569 10 8                                       Page 27 of 114 Pages
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                                      iii

8.5.  Special Committee.......................................................23
8.6.  Effect of Termination and Abandonment...................................24

                                  ARTICLE 9.
                               INDEMNIFICATION.

9.1.  Indemnity...............................................................24
9.2.  Limitations.............................................................24

                                 ARTICLE 10.
                                MISCELLANEOUS.

10.1. Survival................................................................24
10.2. Certain Expenses........................................................25
10.3. Dollar Amounts..........................................................25
10.4. Further Assurances......................................................25
10.5. Press Releases, Announcements and Communications........................26
10.6. Amendment and Modification..............................................26
10.7. Waiver of Compliance; Consents..........................................26
10.8. Notices.................................................................26
10.9. Assignment..............................................................28
10.10 Governing Law and Jurisdiction..........................................28
10.11 Counterparts............................................................28
10.12 No Third Party Beneficiaries............................................28
10.13 Interpretation..........................................................28
10.14 Entire Agreement........................................................29

CUSIP No. 435569 10 8                                       Page 28 of 114 Pages
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                                       iv

                              LIST OF SCHEDULES*

Schedule A          List of Newspapers and Related Publications
Schedule 1.1.3.1    Form of Certificate of Designations of Series 2 Preferred
                    Stock
Schedule 1.1.3.2    Form of Certificate of Designations of Series C
                    Convertible Preferred Stock
Schedule 3.2.1      Bank Indebtedness of Hollinger and Encumbrances Affecting
                    the Shares
Schedule 3.2.2(A)   Credit Facilities of the Company and its Subsidiaries
Schedule 3.2.2(B)   Permitted Encumbrances
Schedule 3.2.2(C)   Registrations to be Discharged
Schedule 3.2.2(D)   Encumbrances Relating to Leased Assets and Properties
Schedule 3.2.3      Shares Owned by the Company and its Subsidiaries
Schedule 3.4        Undisclosed Liabilities
Schedule 3.5        Governmental Filings or Consents
Schedule 3.11.3     Form of Stock Certificate Legends
Schedule 3.13       Employment Matters
Schedule 6.3(a)     Form of Opinion of Tory Tory DesLauriers & Binnington
Schedule 6.3(b)     Form of Opinion of Lapointe Rosenstein
Schedule 6.3(c)     Form of Opinion of Stewart McKelvey Stirling Scales
Schedule 6.8        Form of Exchange Agreement
Schedule 7.3        Form of Opinion of Kirkpatrick & Lockhart LLP


* Hollinger Inc. agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

CUSIP No. 435569 10 8                                       Page 29 of 114 Pages
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                                       v

                             INDEX OF DEFINED TERMS

DEFINED TERMS                           SECTION IN WHICH DEFINED
-------------                           ------------------------

Arbitrator                              Section 1.3
Canadian Newspaper Group                Section 3.3
Class A Stock                           Recitals
Class B Stock                           Recitals
Cash Purchase Price                     Section 1.1.1
Class A Common Stock                    Section 4.2
Class B Common Stock                    Section 4.2
Closing                                 Section 2.1
Closing Date                            Section 2.1
Company                                 Recitals
Encumbrances                            Section 2.2
Exchange Act                            Section 4.3
Governmental Entity                     Section 3.5
HCPH                                    Section 1.2.1
HCPH Shares                             Section 5.7
Hollinger                               Recitals
Interim Period                          Section 1.1.2.1
International                           Recitals
International Common Stock              Section 4.2
International 1994 Stock Option Plan    Section 4.2
International Preferred Stock           Section 4.2
International Proposals                 Section 5.2
Newspaper Financial Statements          Section 3.3
Newspaper Intangible Assets             Recitals
Newspapers                              Recitals
Permitted Encumbrances                  Section 3.2.2
PRIDES                                  Section 4.2
Preliminary Proxy Statement             Section 5.3.1
Proceedings                             Section 3.7
Proxy Statement                         Section 5.3.1
RBC Dominion Securities                 Section 4.5
Registration Statements                 Section 5.4
SEC                                     Section 3.11.2
Securities Act                          Section 3.11.1
Series 2 Preferred Stock                Section 1.1.3.1
Series A Preferred Stock                Section 4.2
Series B Preferred Stock                Section 4.2
Series C Convertible Preferred Stock    Section 1.1.3.2

CUSIP No. 435569 10 8                                       Page 30 of 114 Pages
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                                       vi

DEFINED TERMS                           SECTION IN WHICH DEFINED
-------------                           ------------------------

Shares                                  Section 1.1.1
SOGIC Agreement                         Section 5.5
Special Committee                       Section 3.14
Total Purchase Price                    Section 1.1.1
UniMedia Group                          Recitals
Vendor                                  Recitals

CUSIP No. 435569 10 8                                       Page 31 of 114 Pages
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                  UNIMEDIA CLASS A STOCK PURCHASE AGREEMENT

            THIS PURCHASE AGREEMENT, made as of this 18th day of April, 1997, among HOLLINGER INC., a corporation continued under the laws of Canada ("HOLLINGER"), and UNIMEDIA HOLDING COMPANY, a company formed under the laws of Nova Scotia (the "VENDOR"), and HOLLINGER INTERNATIONAL INC., a Delaware corporation ("INTERNATIONAL").

                                  WITNESSETH:

            WHEREAS, Hollinger has agreed to transfer to International its indirect interests in the daily newspapers and related publications listed on Schedule A attached hereto and certain other assets related thereto (collectively, the "NEWSPAPERS");

            WHEREAS, the Vendor is a wholly-owned subsidiary of Hollinger;

            WHEREAS,   prior  to  the   consummation  of  the  sale  transaction
contemplated hereby, Hollinger intends to reorganize its interests in the Newspapers with the result that the Vendor will own all of the outstanding shares in the capital of UniMedia Newspapers Company, a Nova Scotia unlimited liability company (the "COMPANY"), which will own directly the intangible assets of the Newspapers (collectively, the "NEWSPAPER INTANGIBLE ASSETS") and all of the outstanding capital stock of UniMedia Inc., a corporation incorporated under the laws of Canada which in turn owns all of the outstanding capital stock of UniMedia Group Inc. ("UNIMEDIA GROUP"), a Quebec company which owns the remaining assets of the Newspapers;

            WHEREAS, the outstanding shares of the Company consists of two classes of stock, 6600 shares of Class A Stock, without par value (the "CLASS A STOCK") which entitles the holder thereof to receive dividends payable out of funds or other property, legally available for the purpose, and attributable to assets or property of the Company other than UniMedia Inc. shares and to receive upon liquidation of the Company the remaining property of the Company other than UniMedia Inc. shares; and 1100 shares of Class B Stock, without par value (the "CLASS B STOCK");

            WHEREAS, Hollinger is proposing that the Vendor sell all of the outstanding shares of the Class A Stock of the Company to International in exchange for cash and shares of Series 2 Preferred Stock of International;

            NOW THEREFORE, in consideration of the premises and the respective covenants herein contained, the parties, intending to be legally bound, hereby agree as follows:


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                                       2


                                  ARTICLE 1.
                         SALE AND PURCHASE OF SHARES.


1.1.        PURCHASE PRICE

            1.1.1. Upon the terms and subject to the conditions set forth herein, the Vendor shall sell, transfer and deliver to International at Closing (as hereinafter defined) all of the issued and outstanding shares of the Class A Stock of the Company (collectively, the "SHARES") for a purchase price of Cdn. $169,031,000 (the "TOTAL PURCHASE PRICE"), subject to adjustment pursuant to section 1.1.2, payable as follows: (x) as to Cdn. $19,373,000, in cash in immediately available funds in Canadian dollars (the "CASH PURCHASE PRICE"); and (y) as to Cdn. $149,658,000, in 149,658 newly issued shares of Series 2 Preferred Stock.

            1.1.2.      The Total Purchase Price shall be:

                  1.1.2.1. increased by an amount equal to the excess of interest on the Total Purchase Price calculated from and including January 1, 1997 to but excluding the Closing Date (the "Interim Period") at an annual rate equal to 7.75% over the amount of any interest expense incurred during the Interim Period by the Company and its subsidiaries on the indebtedness outstanding pursuant to the credit facilities described in
                  Schedule 3.2.2(A);

                  1.1.2.2. decreased (increased) by an amount equal to the aggregate net cash receipts (disbursements) generated by the Newspapers during the Interim Period in respect of their operations during the Interim Period which has been appropriated by Hollinger or any of its subsidiaries (other than the Company and its subsidiaries) including, without limitation, through the operation of Hollinger's concentration account, payment of dividends, return of capital or management fees.

            The net increase (decrease) to the Total Purchase Price resulting from the adjustments set out above shall be paid in Canadian dollars by International to the Vendor or vice versa, as applicable, within 60 days of the Closing Date. If the parties cannot agree (for these purposes, International shall not have agreed to any adjustments unless agreed to by the Special Committee (as defined in section 4.1) and its financial advisor) on the net amount of such adjustments within such period the disputed issues shall be resolved by an Arbitrator in the manner set out in section 1.3.

            1.1.3.      As used herein:

                  1.1.3.1.  "Series 2 Preferred  Stock" means Series 2 Nonvoting



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            Preferred Stock, $.01 par value of International having the relative rights and preferences set forth in Schedule 1.1.3.1 attached hereto and which is exchangeable into shares of Series C Convertible Preferred Stock and Class A Common Stock pursuant to and in accordance with the Exchange Agreement (as defined in Section 4.3);

                  1.1.3.2. "Series C Convertible Preferred Stock" means Series C Convertible Preferred Stock, $.01 par value of International having the relative rights and preferences set forth in
                  Schedule 1.1.3.2 attached hereto.


1.2.        NET WORKING CAPITAL ADJUSTMENT

            The parties agree that any working capital surplus or deficit of the Newspapers as at December 31, 1996 shall be for the account of the Vendor to be settled as follows.

            1.2.1. As at December 31, 1996 the Vendor had a working capital deficiency estimated to be Cdn.$3,827,864 (subject to final review and revision in connection with the post-closing adjustments) and owed bank debt of Cdn.$21,360,394. Hollinger will loan Cdn.$25,188,258 to the Company which will provide sufficient funds to enable the Company to repay its bank debt outstanding on the Closing Date. This loan will be sold by Hollinger to Hollinger Canadian Publishing Holdings Inc. ("HCPH") on the Closing Date for the principal amount thereof.

            1.2.2. As soon as practicable after the Closing Date the Vendor shall deliver to International an unaudited statement of the working capital of the Newspapers as at December 31, 1996 together with any information in respect of the operations of the Newspapers during the Interim Period required to calculate the adjustment to the Total Purchase Price contemplated by section 1.1.2.2.


1.3.        PURCHASE PRICE ALLOCATION

            The parties agree that the Total Purchase Price will be allocated among the Newspaper Intangible Assets on the basis of the fair market value of such assets. If the parties have not agreed to a final allocation of the Total Purchase Price on or prior to December 31, 1997, any disputed aspects of the allocation shall be resolved not more than sixty (60) calendar days after such date by a nationally recognized accounting firm mutually agreed upon by International and Hollinger having no material relationship with either International or Hollinger or their respective affiliates (the "ARBITRATOR"). The resolution of such disputed aspects by the Arbitrator shall in all respects be final, binding and conclusive on the parties hereto, and the allocation shall incorporate such resolution. The costs, expenses and fees of the Arbitrator shall be borne equally by International and the Vendor. International and the Vendor agree to act in

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                                       4


accordance  with the  allocations  contained in or  determined  pursuant to this section 1.3 in any and all applicable tax returns or similar filings.

                                  ARTICLE 2.
                         CLOSING; DELIVERY OF SHARES.


2.1.        DATE AND PLACE

            Subject to the fulfilment or waiver of the respective covenants and conditions set forth herein, the closing of the transactions contemplated hereby (the "CLOSING") will take place at the offices of Tory Tory DesLauriers & Binnington, Suite 3000, Aetna Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1N2, at 10:00 a.m., local time, on the first business day subsequent to the fulfilment or waiver of all conditions set forth in Articles 6 and 7 hereof, or at such other time and place as the parties hereto may determine (the date on which the Closing occurs being hereinafter referred to as the "CLOSING DATE").


2.2.        DELIVERY OF SHARES

            At the Closing, the Vendor shall deliver stock certificates representing all of the Shares, accompanied by stock transfer forms duly executed in blank in respect of the Shares against delivery by International of the Cash Purchase Price and the Series 2 Preferred Stock to be issued in accordance with section hereof registered in the name of the Vendor or its nominee, as the Vendor may direct. The Vendor shall deliver the Shares to International free and clear of any mortgage, pledge, lien, encumbrance, charge, security interest, pledge, right of first refusal, option, adverse claim of ownership or use, or any other encumbrance of any kind or nature whatsoever (collectively, "ENCUMBRANCES").

                                  ARTICLE 3.
         REPRESENTATIONS AND WARRANTIES OF HOLLINGER AND THE VENDOR.

            Hollinger and the Vendor hereby jointly and severally represent and warrant to International as follows:


3.1.        DUE INCORPORATION; AUTHORITY CONCERNING THIS AGREEMENT.

            3.1.1. Each of Hollinger, UniMedia Inc. and UniMedia Group is a corporation subsisting under the laws of its jurisdiction of incorporation. Each of the Vendor and the Company is an unlimited liability company existing under the laws of Nova Scotia. Each of Hollinger, the Vendor, the Company, UniMedia Inc. and UniMedia Group has the requisite corporate power and authority to carry on its business and operations as presently conducted by it and to own, lease and operate its properties and assets. Hollinger and the Vendor each has the requisite corporate power and authority to execute and deliver this Agreement, to perform

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                                       5


            its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by Hollinger and the Vendor of their respective obligations hereunder, and the consummation by Hollinger and the Vendor of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Hollinger and the Vendor. This Agreement has been duly and validly executed and delivered by Hollinger and the Vendor and (assuming due and valid authorization, execution and delivery by International) constitutes the legal, valid and binding agreement of Hollinger and the Vendor, enforceable in accordance with its terms.

            3.1.2. There has been no order or resolution for the winding up of any of the Company, UniMedia Inc. or UniMedia Group, and no appointment of a receiver, administrative receiver or administrator with respect thereto.


3.2.        CAPITALIZATION; TITLE TO SHARES AND ASSETS; SUBSIDIARIES.

            3.2.1. The authorized share capital of the Company consists solely of Class A Shares and Class B Shares, of which 6600 Class A Shares and 1100 Class B Shares are issued and outstanding and held by the Vendor. The Shares and the Class B Stock constitute the only voting securities of the Company, and the Shares are validly issued, fully paid and non-assessable. Except as set forth in Schedule 3.2.1 attached hereto, the Vendor has good and marketable title to the Shares, free and clear of any Encumbrances, and has full right and authority to transfer and deliver the Shares to International as contemplated hereby. Upon consummation of the transactions
            contemplated   hereby,   the  Vendor   will  have   transferred   to
            International good and marketable title to the Shares, free and clear of all Encumbrances. There are no outstanding or authorized subscriptions, agreements (other than this Agreement), options, warrants, calls or other commitments, rights (including conversion rights) or privileges (whether preemptive or contractual) pursuant to which the Company is or may become obligated to issue, sell or transfer any shares of its capital or any debt or other security of the Company which is convertible or exchangeable into, or evidences the right to subscribe for, any share capital of the Company. There are no shareholder agreements, voting trust agreements, rights of first refusal, options to purchase, or restrictions upon transfer or alienability of or with respect to the Shares, or any other similar agreement or understanding otherwise affecting the Shares.

            3.2.2. The Company owns, or as of Closing will own, directly or through wholly-owned subsidiaries, good and marketable title, free and clear of any Encumbrances, to all of the tangible and intangible assets of every kind and nature (including intellectual property), used in or held for use in the business and operations of the Newspapers as historically conducted by UniMedia Inc. and its



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                                       6


            subsidiaries, except for (A) Encumbrances arising under the credit facilities of UniMedia Inc. and its subsidiaries described on
            Schedule 3.2.2(A), all of which will be released and terminated as of the Closing Date; (B) Encumbrances and leasehold interests in real properties described on Schedule 3.2.2(B) which will remain in effect as of the Closing (collectively, the "PERMITTED ENCUMBRANCES"); (C) Encumbrances in effect as of the Closing Date described on Schedule 3.2.2(C) which will be discharged at the expense of the Vendor as soon as practicable, but in any event not less than 28 days, after the Closing Date; and (D) Encumbrances relating to leased assets and properties described on Schedule 3.2.2(D).

            3.2.3. Except as set forth on Schedule 3.2.3 attached hereto, the Company does not own directly or indirectly through subsidiaries securities representing or convertible into more than 5% of the outstanding capital stock of any corporation or more than 5% of the equity interest in any partnership or other entity. The authorized and issued share capital and any other outstanding securities of each such corporation, partnership or other entity are set forth on
            Schedule 3.2.3. Except as set forth on Schedule 3.2.3, in the case of each such corporation, partnership or other entity, the securities owned by the Company constitute all of the issued and outstanding share capital of such corporation, partnership or other entity, and all the securities are validly issued, fully paid and non-assessable with no personal liability attached to the ownership thereof. Except as set forth on Schedule 3.2.3, the Company has good and marketable title to the securities of the corporations, partnerships and other entities reflected on Schedule 3.2.3, free and clear of all Encumbrances. Except as set forth on Schedule
             3.2.3,  there  are  no  outstanding  or  authorized  subscriptions, agreements (other than this Agreement), options, warrants, calls or other commitments, rights (including conversion rights) or privileges (whether preemptive or contractual) pursuant to which any such corporation, partnership or other entity is or may become obligated to issue, sell or transfer any shares of its capital or any debt or other security convertible into or evidencing the right to subscribe for any share capital of any such corporation, partnership or other entity.


3.3.        NEWSPAPER FINANCIAL STATEMENTS.

            Hollinger and the Vendor have delivered to International an unaudited balance sheet of the Newspapers and certain other Canadian newspapers and publications of Hollinger and its subsidiaries other than the Company (collectively, the "CANADIAN NEWSPAPER GROUP") on a combined basis as at December 31, 1995 and 1996 and unaudited combined statements of earnings, shareholders' interest and changes in financial position for the respective periods ended December 31, 1994, 1995 and 1996 (collectively, the "NEWSPAPER FINANCIAL STATEMENTS"). The Newspaper Financial Statements (i) have been prepared in accordance with the books and records of Hollinger, the Company, their respective subsidiaries and the Newspapers, (ii) present fairly in all material respects the financial position of the Canadian Newspaper Group as at the

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                                       7

dates indicated and the results of operations and cash flows of the Canadian Newspaper Group on a combined basis as of the dates and for the respective periods indicated, (iii) have been prepared in conformity with generally accepted accounting principles applicable to Canadian companies and (iv) will be used as the basis for the financial statements prepared in accordance with generally accepted accounting principles applicable to U.S. companies to be included in the Proxy Statement (as defined in section 5.1).

            The Canadian Newspaper Group is comprised of the Newspaper Intangible Assets, the Newspapers (as defined in the Sterling Purchase Agreement dated the date hereof made between Hollinger and HCPH (the "Sterling Purchase Agreement")) and the Newspaper Tangible Assets (as defined in the UniMedia Class B Stock Purchase Agreement dated the date hereof made between the parties hereto (the "UniMedia B Agreement")).


3.4.        INDEBTEDNESS; ABSENCE OF UNDISCLOSED LIABILITIES.

            The Company has no outstanding indebtedness for borrowed money, capitalized leases or any other indebtedness not incurred in the ordinary course of business (including without limitation any indebtedness of any affiliate or associated corporation of the Company or of any other person that is guaranteed, directly or indirectly, by the Company) other than those matters disclosed in the Newspaper Financial Statements or the notes thereto or as set forth on
Schedule 3.4 attached hereto. Since December 31, 1996, neither the Company nor any of the Newspapers has incurred any liabilities or obligations of any nature, whether accrued, contingent or otherwise, which reasonably could be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of the Company or the Newspapers, taken as a whole.


3.5.        GOVERNMENTAL FILINGS.

            Except as set forth on Schedule 3.5, no notice, report or other filing is required to be made by Hollinger, the Vendor, the Company, UniMedia Inc., UniMedia Group or any of the Newspapers with, nor is any material consent, registration, approval, permit or authorization required to be obtained by them from, any governmental or regulatory authority, agency, court, commission or other similar entity, domestic or foreign ("GOVERNMENTAL ENTITY") in connection with the execution and delivery of this Agreement by Hollinger and the Vendor or the consummation by them of the transactions contemplated hereby.


3.6.        NO VIOLATIONS.

            The execution and delivery of this Agreement by Hollinger and the Vendor does not, and the consummation by it of the transactions contemplated hereby will not, require the consent or approval of any unrelated party or constitute or result in (i) a breach or violation of, or a default (or an event which with notice or lapse of time or both would become a default) under, Hollinger's and the Vendor's Articles or By-laws or the Articles (or other comparable governing


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                                       8


documents) or By-laws of the Company, UniMedia Inc. or UniMedia Group (ii) a breach or violation of, a default (or an event which with notice or lapse of time or both would become a default) under, a right to terminate, amend, cancel, or accelerate, or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of Hollinger, the Vendor, the Company, UniMedia Inc. or UniMedia Group or any law, statute, rule, ordinance or regulation or judgment, decree, order, award, injunction or governmental or non-governmental permit or license to which Hollinger, the Vendor, the Company, UniMedia Inc. or UniMedia Group is subject or by which any of them or their respective properties is bound or affected, except, in the case of clause (ii) above, (A) such breaches, violations, defaults, terminations, amendments, cancellations, accelerations, encumbrances or changes that, individually or in the aggregate, have not had and are not reasonably likely to have a material adverse effect on the Company and (B) certain provisions of the existing loan agreements of Hollinger and UniMedia Group described in Schedules
3.2.1 and 3.2.2(A) attached hereto.


3.7.        LITIGATION AND OTHER PROCEEDINGS.

            There is no court, administrative, regulatory or similar proceeding, arbitration or other dispute settlement procedure, investigation or inquiry by or before any Governmental Entity or any similar matter or proceeding (collectively "PROCEEDINGS") against or involving Hollinger, the Vendor, the Company, UniMedia Inc. or UniMedia Group with respect to any of the Newspapers (whether in progress or threatened), which if determined adversely would be likely to have a material adverse effect on the Company or the Newspapers; and there is no judgment, decree, injunction, rule, award or order of any Governmental Entity outstanding against the Hollinger, the Vendor, the Company, UniMedia Inc. or UniMedia Group with respect to any of the Newspapers.


3.8.        COMPLIANCE WITH LAWS.

            To Hollinger's and the Vendor's best knowledge, the Company is conducting the business and operations of the Newspapers directly and indirectly through subsidiaries in compliance with all statutes, laws, rules, regulations, ordinances, decrees and orders applicable to them and the Newspapers and the ownership of their assets, which are in effect as of the date hereof (including, without limitation, those relating to environmental and health and safety matters), except for violations which would not be likely to have a material adverse effect on the Company and its consolidated subsidiaries, taken as a whole. Neither the Vendor, the Company, UniMedia Inc. nor UniMedia Group has received any written complaint or written notice from any Governmental Entity alleging that they or any of the Newspapers has violated any law, ordinance, regulation or order and, to the Vendor's best knowledge, no such complaint or notice is threatened, except those violations which would not be likely to have a material adverse effect on the Company and its consolidated subsidiaries, taken as a whole.


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                                       9



3.9.        MATERIAL FACTS DISCLOSED.

            Hollinger, its management and the Vendor have disclosed to International all facts known to them relating to the Newspapers and the cash flow generated therefrom which could reasonably be expected to be material to an intending purchaser of the Shares.


3.10.       BROKERS AND FINDERS.

            Neither Hollinger, the Vendor nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby, except that Hollinger has retained Dirks Van Essen & Associates as its financial advisor.


3.11.       SECURITIES ACT COMPLIANCE.

            3.11.1. The shares of Series 2 Preferred Stock issuable to the Vendor hereunder and the Series C Convertible Preferred Stock and the Class A Common Stock issuable upon exchange thereof following the approval of the International Proposals by the stockholders of International are being acquired by the Vendor for its own account, not as a nominee or agent, and not with a view to sale or distribution within the meaning of the U.S. Securities Act of 1933, as amended (the "SECURITIES ACT") and the rules and regulations thereunder, and the Vendor will not distribute such shares in violation of the Securities Act.

            3.11.2. The Vendor (A) acknowledges that as of the Closing Date the shares of Series 2 Preferred Stock issuable hereunder and the Series C Convertible Preferred Stock and the Class A Common Stock issuable upon exchange thereof will not have been registered under the Securities Act and must be held indefinitely by the Vendor unless they are subsequently registered under the Securities Act pursuant to section 5.4 hereof or otherwise or an exemption from registration is available, (B) is aware that any routine sale of shares of Class A Common Stock under Rule 144 promulgated by the U.S. Securities and Exchange Commission ("SEC") under the Securities Act may be made only in limited amounts and in accordance with the terms and conditions of the Rule and that in such cases where that Rule is not applicable, compliance with some other registration exemption will be required, and (C) is aware that Rule 144 is not presently available for use by the Vendor for resale of any such shares.

            3.11.3. The Vendor acknowledges that the certificates evidencing the shares of Series 2 Preferred Stock, the Class A Common Stock and Series C Convertible Preferred Stock issuable to it hereunder will bear the legends set forth in Schedule 3.11.3 attached hereto.

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                                       10


            3.11.4. As the controlling stockholder of International, Hollinger confirms that it has had access to all information about the business and financial condition of International that it requires in order to effect the transactions contemplated by this Agreement.


3.12.       TAXES

            3.12.1. Hollinger and the Company (or a predecessor thereof) have paid or accrued on the Newspaper Financial Statements all foreign, federal, provincial and local taxes in respect of the Newspapers and filed or caused to be filed all tax returns on or prior to the Closing Date required to be filed in respect of the Newspapers and accurately reported in all material respects all information required to be included on such returns in respect of the Newspapers. Neither Hollinger in respect of the Newspapers nor the Company (or any predecessor thereof) has received written notice of or otherwise has actual knowledge of an audit or examination currently in progress of any tax return of the Newspapers. There are no proposed assessments of taxes asserted in writing against Hollinger or the Company (or any predecessor thereof) in respect of any of the Newspapers or proposed adjustments asserted in writing to any tax returns filed by Hollinger or the Company (or any predecessor thereof) in respect of any of the Newspapers. Neither Hollinger nor the Company (or any predecessor thereof) is a party to any material action or proceeding by any governmental authority for assessment or collection of taxes or penalties or interest in respect of the Newspapers, nor has any material claim for such assessment or collection been asserted in writing against any of them.

            3.12.2. The Canadian Newspaper Group qualifies as "Canadian newspapers or periodicals" as defined in section 19 of the Income Tax Act (Canada) and, after giving effect to the transactions contemplated by this Agreement, the UniMedia B Agreement, the Sterling Purchase Agreement and the Exchange Agreement (as defined in Section 6.8), the Canadian Newspaper Group will continue to so qualify.


3.13.       EMPLOYMENT MATTERS

            Schedule 3.13 sets forth the collective bargaining agreements that expire within seven (7) years of the date hereof with respect to the Newspapers. Except as referred to in Schedule 3.13, there is no material work stoppage or other concerted action or material grievance, strike or dispute existing or threatened against any of the Newspapers. Except as set out in Schedule 3.13, Hollinger, the Company and the Newspapers are in material compliance with all applicable laws and regulations relating to employees of the Newspapers, including those related to terms and conditions of employment, collective bargaining and discrimination.


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3.14.       CERTAIN FORECASTS

            The financial forecasts of the Canadian Newspaper Group that were provided by Hollinger to the special committee of independent directors of the Board of Directors of International (the "SPECIAL COMMITTEE") (i) were developed by management of Hollinger and its subsidiaries based on information that management of Hollinger and the Company prepared in good faith, (ii) utilize assumptions which management of Hollinger and the Company believe to be reasonable under the circumstances, (iii) represent the good faith estimate and judgment of management of Hollinger, as of the date of such forecasts, of the Canadian Newspaper Group's expected future financial performance and (iv) do not reflect the expected results of any newspaper or publication that is not included in the Canadian Newspaper Group or omit the expected results of any newspapers or publication that is included in the Canadian Newspaper Group.

                                  ARTICLE 4.
               REPRESENTATIONS AND WARRANTIES OF INTERNATIONAL.

            International hereby represents and warrants to Hollinger and the Vendor as follows:


4.1.        DUE  INCORPORATION  OF  INTERNATIONAL;  AUTHORITY  CONCERNING THIS
            AGREEMENT.

            International is a corporation incorporated and existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to carry on its business and operations as presently conducted by it and to own, lease and operate its properties and assets. International has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The Special Committee, pursuant to authority duly delegated to it by the Board of Directors of International, has approved this Agreement and the Exchange Agreement. The Board of Directors of International has ratified this Agreement and the Exchange Agreement and recommended approval by International stockholders of the issuance of Class A Common Stock and Series C Convertible Preferred Stock in exchange for Series 2 Preferred Stock to be issued pursuant to this Agreement and the Exchange Agreement, as contemplated by the International Proposals (as defined in section
5.2 hereof). The execution and delivery of this Agreement and the Exchange Agreement by International, the performance by International of its obligations hereunder and thereunder and the consummation by International of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of International, subject to approval of the International Proposals by the stockholders of International. This Agreement has been duly and validly executed and delivered by International and (assuming due and valid authorization, execution and delivery by Hollinger and the Vendor,) constitutes the legal, valid and binding agreement of International and is enforceable in accordance with its terms.


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4.2.        CAPITALIZATION.

            The authorized capital stock of International consists of 250,000,000 shares of Class A Common Stock ("CLASS A COMMON STOCK"), 50,000,000 shares of Class B Common Stock, $.01 par value ("CLASS B COMMON STOCK"), and 20,000,000 shares of preferred stock, $.01 par value ("INTERNATIONAL PREFERRED STOCK"), of which 69,565,754 shares of Class A Common Stock, 14,990,000 shares of Class B Common Stock, and 739,500 shares of Series A Preferred Stock, par value $.01 per share ("SERIES A PREFERRED STOCK"), and 10,350,000 shares of Series B Convertible Preferred Stock, par value $.01 per share ("Series B Preferred Stock") are issued and outstanding. International has also issued 20,700,000 depository shares ("PRIDES") each representing a one-half share of International's Series B Preferred Stock. The Class A Common Stock and Class B Common Stock (collectively, the "INTERNATIONAL COMMON STOCK") and Series B
Preferred Stock constitute the only outstanding voting securities of International. Upon receipt of stockholder approval of the International Proposals (as defined below), the authorized capital stock will be increased to 420,000,000, of which 120,000,000 shares of Preferred Stock will be authorized. Options to purchase an aggregate of 1,281,500 shares of Class A Common Stock have been granted under the International 1994 Stock Option Plan, as amended (the "INTERNATIONAL 1994 STOCK OPTION PLAN"), an additional 189,640 shares of Class A Common Stock have been reserved for issuance under the International 1994 Stock Option Plan, and 5,156,915 shares of Class A Common Stock have been reserved for issuance under the International 1997 Stock Incentive Plan.
International has also reserved for issuance the requisite shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Convertible Preferred Stock. Except for (i) options granted under the International 1994 Stock Option Plan and options that may be granted under the International 1997 Stock Incentive Plan, (ii) outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Class B Common Stock, all of which are convertible into shares of Class A Common Stock, and (iii) shares of Series 1 Preferred Stock and Series 2 Preferred Stock to be issued to Hollinger or the Vendor hereunder, shares of Series C Convertible Preferred Stock issuable to Hollinger or the Vendor on exchange of the Series 2 Preferred Stock, and shares of Class A Common Stock issuable to Hollinger or the Vendor on exchange or conversion of the Series 1 Preferred Stock, Series 2 Preferred Stock and Series C Convertible Preferred Stock, all pursuant to this Agreement and the UniMedia Class B Stock Agreement and the Exchange Agreement, each dated the date hereof among Hollinger, the Vendor and International, there are no outstanding or authorized subscriptions, agreements, options, warrants, calls or other commitments, rights (including exchange or conversion rights) or privileges (whether preemptive or contractual) pursuant to which International is or may become obligated to issue, sell or transfer any shares of its capital stock or any debt or other security of International which is convertible or exchangeable into, or evidences the right to subscribe for, any shares of capital stock of International.


4.3.        GOVERNMENTAL FILINGS.

            Except for filings under the Securities Act, the U.S. Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the Securities Act (Ontario), applicable state securities

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laws, the General Corporation Law of Delaware with respect to the Class A Common
Stock, the Series 2 Preferred Stock and the Series C Convertible Preferred Stock to be issued to the Vendor hereunder, and the New York Stock Exchange, no notice, report or other filing is required to be made by International with, nor is any material consent, registration, approval, permit or authorization required to be obtained by International from, any Governmental Entity in connection with the execution and delivery of this Agreement, the issuance and delivery of the shares of Series 2 Preferred Stock to the Vendor hereunder, or the consummation by it of the transactions contemplated hereby.


4.4.        NO VIOLATIONS.

            Except for the approval of International's stockholders to permit the issuance of Class A Common Stock and Series C Convertible Preferred Stock upon exchange of the Series 1 and 2 Preferred Stock pursuant to the Exchange Agreement (as defined below) and the issuance of Class A Common Stock upon conversion of the Series C Convertible Preferred Stock, the execution and delivery of this Agreement by International does not, and the consummation by it of any of the transactions contemplated hereby will not, require the consent or approval of any unrelated party or constitute or result in (i) a breach or violation of, or a default (or an event which with notice or lapse of time or both would become a default) under the Restated Certificate of Incorporation or By-laws of International, (ii) a breach or violation of, a default (or an event which with notice or lapse of time or both would become a default) under, a right to terminate, amend, cancel or accelerate, or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of International, or any law, statute, rule, ordinance or regulation or judgment, decree, order, award, injunction or governmental or non-governmental permit or license to which International is subject to or by which International or any property of International is bound or affected, except, in the case of clause (ii) above, such breaches, violations, defaults, terminations, amendments, cancellations, accelerations, encumbrances or changes that, individually or in the aggregate, have not had and are not reasonably likely to have a material adverse effect on International.


4.5.        BROKERS AND FINDERS.

            Neither International nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby, except that the Special Committee has retained RBC Dominion Securities Inc. ("RBC DOMINION Securities") as its financial advisor.


4.6.        PRIVATE OFFERING.

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                                       14


            Assuming the accuracy of the representations of Hollinger and the Vendor contained in section 3.11 hereof, the offer, issuance and delivery to the Vendor of the shares of Series 2 Preferred Stock pursuant to this Agreement will be exempt from registration under the Securities Act.

                                  ARTICLE 5.
                          COVENANTS OF THE PARTIES.


5.1.        STANDSTILL.

            Hollinger and the Vendor jointly and severally agree that from the date hereof to the Closing Date or the earlier termination of this Agreement in accordance with Article 8 hereof, and except as otherwise consented to in writing by the Chairman of the Special Committee or as specifically required, permitted or contemplated by this Agreement, they will:

            5.1.1. not sell, lease, assign, transfer or otherwise dispose of any of the Shares or any interests therein, or create or permit any Encumbrances affecting the Shares (other than those Encumbrances referred to on Schedules 3.2.1 and 3.2.2(A) attached hereto, all of which will be terminated on or prior to Closing);

            5.1.2. not approve, consent to or take any action in furtherance of any plan, scheme, transaction or series of transactions whereby the Company would undertake a merger, consolidation, amalgamation, or sale, lease, transfer, assignment or other disposition of all or any significant portion of its properties or assets, or otherwise resulting in a change in control of the Company or any of the Newspapers;

            5.1.3. not approve, consent to or take any action in furtherance of any plan, scheme, transaction or series of transactions whereby the Company would incur any indebtedness for borrowed money or create any Encumbrances affecting any of its assets, other than (A) indebtedness incurred pursuant to the credit facilities described in
            Schedule 3.2.2(A), (B) Encumbrances arising in the ordinary course of business which constitute Permitted Encumbrances, (C) intercompany transactions among Hollinger, the Vendor, the Company, UniMedia Inc. and UniMedia Group consistent with past practices, and
            (D) indebtedness incurred by the Company from Hollinger in an amount necessary to pay in full indebtedness outstanding pursuant to the credit facilities described in Schedule 3.2.2(A), which indebtedness will be sold by Hollinger to HCPH on the Closing Date for the principal amount thereof; or

            5.1.4. not approve, consent to or take any action in furtherance of any plan, scheme, transaction or series of transactions whereby the Company would (A) alter, amend or repeal any provision of its Articles or By-laws (or similar


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                                       15


            governing documents), (B) declare, set aside, make or pay any dividends (in cash or otherwise) or other distributions on or with respect to its share capital other than as contemplated herein or
            (C) increase or reclassify the number of shares authorized or issued and outstanding of its share capital or grant any option, warrant, call, commitment, right or agreement of any character relating to its share capital or any securities convertible or exchangeable into its share capital.


5.2.        INTERNATIONAL STOCKHOLDERS' APPROVAL.

            International shall take, in accordance with the requirements of applicable law, the New York Stock Exchange and International's Restated Certificate of Incorporation and By-Laws, all action necessary to convene a meeting of holders of International Common Stock, Series B Preferred Stock represented by PRIDES, at which Hollinger is entitled to vote, as promptly as practicable after the Closing Date. At such meeting, International stockholders will be asked to consider and vote upon the following proposals: (i) to permit the issuance by International of shares of Class A Common Stock and Series C Convertible Preferred Stock upon exchange by the Vendor of the Series 2 Preferred Stock in accordance with the Exchange Agreement, (ii) to permit the issuance by International of shares of Class A Common Stock upon conversion of the Series C Convertible Preferred Stock, and (iii) to increase the authorized capital of International from 20 million shares to 120 million shares of Preferred Stock (collectively, the "INTERNATIONAL PROPOSALS"), among other matters at such meeting. At such meeting Hollinger agrees to vote or cause to be voted all shares of Class A Common Stock and Class B Common Stock of International, held by it or its subsidiaries in favour of the International Proposals. International shall take all lawful action to solicit such approval and all lawful action necessary or helpful to secure the affirmative vote of holders of International Common Stock and Series B Preferred Stock represented by PRIDES required to approve the foregoing matters.


5.3.        FILINGS; OTHER ACTIONS.

            5.3.1. As soon as practicable after the Closing, International and Hollinger shall cooperate to prepare and file promptly with the SEC preliminary proxy solicitation materials (the "PRELIMINARY PROXY STATEMENT") for the International stockholders meeting, including obtaining all such information (financial or other) as may be required under applicable law and rules and regulations of the SEC with respect to the International stockholders meeting and the International Proposals. After review by the SEC, International shall mail a definitive version of such proxy solicitation materials (the "PROXY STATEMENT") to all stockholders of record of International. The Proxy Statement shall contain the recommendation of the Board of Directors of International and the Special Committee that holders of International Common Stock and of Series B Preferred Stock represented by PRIDES vote in favour of approval of the International Proposals. Prior to submitting the Preliminary Proxy Statement and the Proxy


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            Statement and any such amendment,  supplement or revision to the SEC
            or  to   International's   stockholders,   such  Preliminary   Proxy
            Statement, Proxy Statement and amendment, supplement or revision will be submitted to Hollinger for its review and comment.

            5.3.2. Each party hereto shall cooperate with the other party hereto and use all reasonable efforts to prepare and file promptly all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain as promptly as practicable all necessary permits, consents, orders, approvals and authorizations of, or any exemption from, all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement. Each party agrees, to the extent either deems necessary or appropriate, to request "cold comfort letters" or similar assurances from KPMG Peat Marwick or other accounting firms with audit responsibility for financial statements included in the Proxy Statement regarding the pro forma financial statements and unaudited financial statements to be included in the Proxy Statement and such other matters (including without limitation other securities laws matters affecting Hollinger or International, as the case may be) as may be identified. Each party shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to the other party and any of their respective subsidiaries and associated companies which are to appear in any filing to be made with, or written materials to be submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all permits, consents, orders, approvals and authorizations of all third parties and any Governmental Entity necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party hereto apprised of the status of matters relating to the transactions contemplated hereby and thereby.

            5.3.3. Each party shall promptly furnish each other party with copies of written communications received by such party, or any of its subsidiaries, affiliates or associates from, or delivered by any of the foregoing to, any unrelated party or Governmental Entity in respect of the transactions contemplated, in each case subject to applicable laws relating to the exchange of information as advised by independent counsel in writing.


5.4.        REGISTRATION OF CERTAIN SECURITIES.

            Upon request by Hollinger following the Closing, International will use commercially reasonable efforts to cause the registration under the Securities Act of the shares of Series C Convertible Preferred Stock and Class A Common Stock issuable to Hollinger or the



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                                       17


Vendor on exchange of the Series 2 Preferred Stock, such registration to be effected by means of filing one or more Registration Statements with the SEC (the "REGISTRATION STATEMENTS"). All costs and expenses of such registration incurred on or after the date hereof, including any additional SEC filing fees, will be borne by International. Such Registration Statements may, if so requested by Hollinger, reflect one or more pledges of shares of Series C Convertible Preferred Stock and Class A Common Stock issuable in exchange for the Series 2 Preferred Stock in favour of lenders to Hollinger or the Vendor, subject to receipt by International of customary assurances to permit sales or distributions of such securities in accordance with applicable law.


5.5.        ASSUMPTIONS OF OBLIGATIONS UNDER SOGIC AGREEMENT.

            International is an entity which is directly or indirectly controlled by Hollinger and undertakes to assume all of the obligations of Hollinger under the agreement executed among Hollinger, UniMedia Group and la Societe Generale des Industries Culturelles on August 8, 1988 (the "SOGIC AGREEMENT") as if it were a party to the SOGIC Agreement.


5.6.        NON-COMPETITION

            5.6.1. Hollinger agrees that neither it nor any of its subsidiaries will, for a period of five (5) years after the Closing Date, without the prior written consent of International, either directly or indirectly, undertake or carry on or be engaged or have any financial interest in any newspaper, shopper or other similar publication carrying advertising, for which the circulation or distribution is primarily in the communities where the Newspapers are currently published or within a radius of ten (10) miles of the centre point of any such community (such geographic area being hereinafter referred to as the "Restricted Area"); provided, however, that the foregoing provisions shall not apply to (A) the publication or the future acquisition of any publication that is circulated to a national market so long as such newspaper does not publish or distribute any regional, community, zoned or similar edition in the Restricted Area; (B) the ownership, directly or indirectly, of less than five percent (5%) of any class of securities of any publicly-traded company; or (C) for greater certainty, prohibit the interest that Hollinger has in HCPH, Southam Inc., The Financial Post Company, Saturday Night Magazine Limited, and their respective subsidiaries and operations.

            5.6.2. Hollinger acknowledges that in the event of any violation of the covenants contained in this section 5.6.1 hereof, International's damages will be difficult to ascertain and International's remedy at law will be inadequate. Accordingly, Hollinger agrees that, in addition to such remedies as International may have at law, International shall be entitled to specific performance of such covenants hereunder and to an injunction to prevent any continuing violation thereof.


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            5.6.3.  If any of the  provisions of or covenants  contained in this section hereof is hereafter construed to be invalid or unenforceable in any jurisdiction, the same shall not affect the remainder of the provisions or the enforceability thereof in any other jurisdiction, which shall be given full effect, without regard to the invalidity or unenforceability in such other jurisdiction. If any of the
            provisions  of  or  covenants   contained   herein  is  held  to  be
            unenforceable in any jurisdiction because of the duration or geographical scope thereof, the parties agree that the court making such determination shall have the power to reduce the duration or geographical scope of such provision or covenant and, in its reduced form, said provision or covenant shall be enforceable; provided, however, that the determination of such court shall not affect the enforceability of section 5.6.1 in any other jurisdiction.


5.7.        OWNERSHIP CHANGES

            Hollinger owns, through wholly-owned subsidiaries, 50 Series A Preferred Shares in the capital of HCPH (the "HCPH SHARES"), representing 50% of the outstanding voting stock of HCPH. Hollinger will not, either directly or indirectly through its subsidiaries or affiliates, issue, sell, exchange, assign, transfer, dispose, mortgage, charge, pledge, encumber, grant a security interest in or otherwise deal with any security of Hollinger or any of its subsidiaries or affiliates, in any manner which is materially prejudicial to the direct or indirect interests of International in the Canadian Newspaper Group by reason of changes in ownership that would cause a material adverse impact on the profitability, ownership or operation of the Canadian Newspaper Group by reason of section 19 of the Income Tax Act (Canada).

                                  ARTICLE 6.
               CONDITIONS TO THE OBLIGATIONS OF INTERNATIONAL.

            The obligations of International to consummate the transactions contemplated hereby are subject to the fulfilment of the following conditions, any one or more of which may be waived by International:


6.1.        REPRESENTATIONS AND WARRANTIES TRUE.

            At the Closing Date, the representations and warranties of Hollinger and the Vendor contained in this Agreement shall be true and correct in all material respects and at and as of such date and time as if made on and as of such date and time, other than any such representations and warranties which are made as of a specified earlier date, which shall be true and correct in all material respects at and as of such date; and at and as of the Closing Date Hollinger and the Vendor shall have delivered to International certificates to such effect signed by an officer of the relevant company acceptable to International.


6.2.        PERFORMANCE BY HOLLINGER AND THE VENDOR.

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            From  the  date  of  this  Agreement,  each  of the  obligations  of
Hollinger and the Vendor to be performed by it on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects at the Closing Date; and at and as of the Closing Date, Hollinger and the Vendor shall have delivered to International certificates to such effect signed by an officer of the relevant company acceptable to International.


6.3.        LEGAL OPINIONS.

            International shall have been furnished with opinions of Tory Tory DesLauriers & Binnington, Lapointe Rosenstein and Stewart McKelvey Stirling Scales, each dated as of the Closing Date and substantially in the forms attached hereto as Schedules 6.3(a), 6.3(b) and 6.3(c), respectively, to this Agreement.


6.4.        NO SUITS OR PROCEEDINGS CHALLENGING TRANSACTION.

            There shall be no pending or threatened suits, actions, proceedings, governmental inquiries or investigations of any kind which seek to enjoin, prevent or otherwise interfere with the transactions contemplated hereby or otherwise question the validity or legality of such transactions.


6.5.        CERTAIN CONSENTS.

            Hollinger, the Vendor, the Company and International shall have obtained all consents from unrelated parties and Governmental Entities required to consummate the transactions contemplated by this Agreement.


6.6.        INCOME TAX ACT.

            Prior to the Closing Date there shall have been no amendment to the Income Tax Act (Canada) including Section 19 thereof that would have a material adverse impact on the profitability, ownership or operation by the Company of the Newspapers after giving effect to the transactions contemplated hereby and there shall have been no bill read in Parliament that would have such material adverse impact if enacted into law.


6.7.        RBC DOMINION FAIRNESS OPINION.

            International shall have obtained from RBC Dominion Securities an opinion in form satisfactory to the Special Committee to the effect that the aggregate consideration to be paid for the Canadian Newspaper Group by International (either directly, or indirectly through HCPH) pursuant to (i) this Agreement, (ii) the UniMedia B Agreement, (iii) the Sterling Purchase Agreement and (iv) the Exchange Agreement (including the term sheets attached

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                                       20


thereto) is fair, from a financial point of view, to International and the holders of International's common stock and Series B Preferred Stock other than Hollinger.


6.8.        EXCHANGE AGREEMENT.

            Hollinger, the Vendor and International shall have entered into an Exchange Agreement (the "Exchange Agreement") as of the Closing Date in substantially the form attached hereto as Schedule 6.8.


6.9.        OTHER TRANSACTION DOCUMENTS.

            International shall have received on or prior to the Closing Date:

            6.9.1.      certificates   evidencing   the   incumbency   of  the
            officers of Hollinger and the Vendor executing this Agreement on its behalf and of their authority to do so;

            6.9.2. certified copies of the Articles and By-laws (or similar governing documents) of the Company;

            6.9.3. certificates of status (or the equivalent under the laws of their respective jurisdictions of incorporation) of recent date for Hollinger, the Vendor and the Company;

            6.9.4. certified copies of the resolutions of the Board of Directors of the Vendor authorizing the transactions contemplated hereunder to take place on the Closing Date;

            6.9.5. stock certificates representing all of the Shares registered in the name of the Vendor together with customary searches of public records in Nova Scotia reasonably satisfactory to counsel to International and to its lenders confirming that such interests are free and clear of any Encumbrances; and

            6.9.6. customary documentation reasonably satisfactory to counsel to International and to its lenders confirming (A) an undertaking from Hollinger's lenders to release all obligations of the Company and its subsidiaries with respect to indebtedness of Hollinger, the Vendor or of any other person and the Encumbrances arising under the credit facilities described in Schedule 3.2.2(A) and (B) that the shares of the Company and the Newspaper Intangible Assets are free and clear of any other Encumbrances other than Permitted Encumbrances.


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                                       21


                                  ARTICLE 7.
          CONDITIONS TO THE OBLIGATIONS OF HOLLINGER AND THE VENDOR

            The obligations of Hollinger and the Vendor to consummate the transactions contemplated hereby are subject to the fulfilment of the following conditions, any one or more of which may be waived by Hollinger:


7.1.        REPRESENTATIONS AND WARRANTIES TRUE.

            As of the Closing Date, the representations and warranties of International contained in this Agreement shall be true and correct in all material respects at and as of such date and time as if made on and as of such date and time, other than any such representations and warranties which are made as of a specified earlier date, which shall be true and correct in all material respects at and as of such specified date; and at and as of the Closing Date International shall have delivered to Hollinger and the Vendor a certificate to such effect signed by an officer of International acceptable to Hollinger and the Vendor.


7.2.        PERFORMANCE BY INTERNATIONAL.

            From the date of this Agreement, each of the obligations of International to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects at the Closing Date and at and as of the Closing Date International shall have delivered to Hollinger and the Vendor a certificate to such effect signed on behalf of International by an officer of International acceptable to Hollinger and the Vendor.


7.3.        LEGAL OPINIONS.

            Hollinger and the Vendor shall have been furnished with the opinion of Kirkpatrick & Lockhart LLP dated as of the Closing Date and substantially in the form attached hereto as Schedule 7.3 to this Agreement.


7.4.        NO SUITS OR PROCEEDINGS CHALLENGING TRANSACTION.

            There shall be no pending or threatened suits, actions, proceedings, governmental inquiries or investigations of any kind which seek to enjoin, prevent or otherwise interfere with the transactions contemplated hereby or otherwise question the validity or legality of such transactions.


7.5.        CERTAIN CONSENTS.

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                                       22


            Hollinger, the Vendor, the Company and International shall have obtained all consents from unrelated parties and Governmental Entities required to consummate the transactions contemplated by this Agreement.


7.6.        INCOME TAX ACT.

            Prior to the Closing Date there shall have been no amendment to the Income Tax Act (Canada), including Section 19 thereof that would have a material adverse impact on the profitability, ownership or operation by the Company of the Newspapers after giving effect to the transactions contemplated hereby and there shall have been no bill read in Parliament that would have such material adverse impact if enacted into law.


7.7.        EXCHANGE AGREEMENT.

            Hollinger, the Vendor and International shall have entered into the Exchange Agreement as of the Closing Date.


7.8.        RBC DOMINION FAIRNESS OPINION.

            International shall have obtained from RBC Dominion Securities an opinion in form satisfactory to the Special Committee to the effect that the aggregate consideration to be paid for the Canadian Newspaper Group by International (either directly, or indirectly through HCPH) pursuant to (i) this Agreement, (ii) the UniMedia B Agreement, (iii) the Sterling Purchase Agreement and (iv) the Exchange Agreement (including the term sheets attached thereto) is fair, from a financial point of view, to International and the holders of International's common stock and Series B Preferred Stock other than Hollinger.


7.9.        OTHER TRANSACTION DOCUMENTS.

            Hollinger and the Vendor shall have received on or prior to the Closing Date:

            7.9.1. certificate evidencing the incumbency of the officers of International executing this Agreement on its behalf and their authority to do so;

            7.9.2.      certified   copy  of  the  Restated   Certificate   of
            Incorporation or similar charter documents and By-laws of International including without limitation the Certificates of Designations creating the Series 2 Preferred Stock;

            7.9.3. certificate of good standing of recent date for International; and

            7.9.4.      certified  copies of the  resolutions  of the Board of
            Directors of International and of the Special Committee authorizing or recommending the transactions contemplated hereunder to take place on the Closing Date.


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                                       23


                                  ARTICLE 8.
                                 TERMINATION.


8.1.        TERMINATION BY MUTUAL CONSENT.

            This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by the mutual consent of Hollinger (on behalf of itself and the Vendor) and International by action of their respective Boards of Directors.


8.2.        TERMINATION BY EITHER HOLLINGER OR INTERNATIONAL.

            This Agreement may be terminated and the transactions contemplated hereby may be abandoned by action of the Board of Directors of either Hollinger (acting on behalf of itself and the Vendor) or International if: (i) the Closing shall not have occurred on or before December 31, 1997; or (ii) a Governmental Entity of competent jurisdiction shall have issued an order, or taken any other action, permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and such order or other action shall have become final and not appealable; provided, however, that in the case of a termination pursuant to clause (i) above, the terminating party shall not have breached or failed to perform in any material respect its obligations under this Agreement.


8.3.        TERMINATION BY HOLLINGER.

            This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by action of the Board of Directors of Hollinger (acting on behalf of itself and the Vendor) if there has been a material breach or failure to perform by International of any covenant or agreement contained in this Agreement which is not curable or, if curable, is not cured within five (5) days after written notice of such breach is given by Hollinger to International.


8.4.        TERMINATION BY INTERNATIONAL.

            This Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Closing Date by action of the Board of Directors of International if there has been a material breach or failure to perform by Hollinger or the Vendor of any covenant or agreement contained in this Agreement which is not curable or, if curable, is not cured within five (5) days after written notice of such breach is given by International to Hollinger or the Vendor as the case may be.


8.5.        SPECIAL COMMITTEE.


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            In any event in which  International  intends  to consent to or seek termination of this Agreement pursuant to this Article 8, such action must be taken by the Board of Directors of International following receipt of a favourable recommendation thereof by the Special Committee.


8.6.        EFFECT OF TERMINATION AND ABANDONMENT.

            In the event of the termination and abandonment of this Agreement, Hollinger, the Vendor and International shall have no obligation or liability to the others.

                                  ARTICLE 9.
                               INDEMNIFICATION.


9.1.        INDEMNITY

            Hollinger and the Vendor shall, jointly and severally, indemnify and save International harmless for and from any loss, damages or deficiencies suffered by International or by the Company or any subsidiary thereof as a result of any breach of representation, warranty or covenant on the part of Hollinger or the Vendor contained in this Agreement and all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.


9.2.        LIMITATIONS

            The   obligations   of   Hollinger   and  the  Vendor  to  indemnify
International in accordance with the foregoing shall be subject to the following:

            9.2.1. any claim arising as a result of a breach of (i) a representation or warranty contained in Article 3 or (ii) a covenant contained in Article 5 shall be made not later than the date on which pursuant to section 10.1 such representation, warranty or covenant terminated;

            9.2.2. their obligation to indemnify International (except in respect of any obligations to indemnify arising from section 3.10) shall only apply if indemnification claims, in the aggregate, exceed Cdn.$1,000,000 in which case they shall be liable therefor only to the extent that such claims exceed Cdn. $500,000 to a maximum aggregate amount equal to the Total Purchase Price.

                                 ARTICLE 10.
                                MISCELLANEOUS.


10.1.       SURVIVAL.


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                                       25


            Only the agreements and covenants of the parties contained in Articles 5 and 10, and Section 8.6 hereof shall survive the Closing Date without time limit, except as otherwise specified therein. All representations, warranties and other agreements and covenants shall be deemed to be conditions of the transactions contemplated hereby and shall not survive the Closing Date; provided, however, that the representations and warranties of Hollinger and the Vendor contained in Sections 3.1 and 3.2 hereof and International's representations and warranties contained in Sections 4.1 and 4.2 hereof shall survive the Closing Date without time limit; and the representations and warranties of Hollinger and the Vendor contained in Sections 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11, 3.12.2, 3.13 and 3.14, International's
representations and warranties contained in Sections 4.3, 4.4, 4.5 and 4.6 shall survive until the second anniversary of the Closing Date and the representations and warranties by Hollinger and the Vendor made in Section 3.12.1 shall survive for the applicable statute of limitations.. If the transactions contemplated hereby shall be abandoned and this Agreement terminated, only the agreements and covenants of the parties contained in Sections 10.1, 10.2, 10.5, 10.10, 10.12 and 10.14 hereof shall survive such abandonment and termination.


10.2.       CERTAIN EXPENSES.

            Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.


10.3.       DOLLAR AMOUNTS.

            Except as expressly indicated, all dollar amounts in this Agreement are stated in and shall be interpreted to be in United States dollars.


10.4.       FURTHER ASSURANCES.

            International, Hollinger and the Vendor shall use its reasonable commercial efforts to perform and fulfil all conditions and obligations on its part to be performed and fulfilled under this Agreement, to the end that the transactions contemplated by this Agreement shall be fully carried out. From time to time as and when requested by International or its successors or assigns, the Vendor shall execute and deliver such deeds and other instruments of transfer and shall take or cause to be taken such further or other actions as shall be necessary or advisable in order to carry out the purpose and intention of this Agreement or to vest or perfect in International, or to confirm of record or otherwise to International, title to and possession of all of the Shares. From time to time as and when requested by Hollinger, the Vendor or their successors and assigns, International shall execute and deliver such further deeds and other instruments and shall take or cause to be taken such further or other actions as shall be necessary or advisable in order to carry out the purpose and intention of this Agreement.


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                                       26


10.5.       PRESS RELEASES, ANNOUNCEMENTS AND COMMUNICATIONS.

            No press release or other public announcements related to this Agreement or the transactions contemplated hereby will be issued after the date hereof without the prior approval of Hollinger and International, such approval not to be unreasonably withheld or delayed, except for any public disclosure that Hollinger or International in good faith believes is required by law or by obligations relating to any securities exchange or market. The parties agree to use reasonable efforts to consult with each other before taking any action that would require the issuance of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby.


10.6.       AMENDMENT AND MODIFICATION.

            This Agreement may be amended, modified or supplemented at any time prior to or after the Closing Date, but only by written agreement that identifies this Agreement and is signed by all of the parties hereto. Any amendment, modification or supplement hereto shall be effective as to International only if in writing signed by the Chairman of the Special Committee on behalf of International.


10.7.       WAIVER OF COMPLIANCE; CONSENTS.

            Except as otherwise  provided in this Agreement,  any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing. International shall not waive, nor shall International be deemed to have waived, any obligations of Hollinger or the Vendor hereunder or any other benefits to International arising under this Agreement unless approved by the Board of Directors of International following receipt of a favourable recommendation thereof by the Special Committee.


10.8.       NOTICES.

            All notices, demands and other communications hereunder shall be in writing and shall be deemed to have been given when received if delivered by hand, courier or by facsimile transmission to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      (a)    If to Hollinger or the Vendor:
             Hollinger Inc.
             10 Toronto Street

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                                       27


             Toronto, Ontario
             Canada M5C 2B7
             Attention:  Peter Y. Atkinson
                        Vice-President and General Counsel
             Facsimile No.: (416) 364-2088
             Copies to:
             Tory Tory DesLauriers & Binnington
             Suite 3000, Aetna Tower
             P.O. Box 270
             Toronto-Dominion Centre
             Toronto, Ontario
             Canada M5K 1N2
             Attention: Beth DeMerchant
             Facsimile No.:  (416) 865-7380
             Lapointe Rosenstein
             1250 Rene Levesque Blvd. West
             Suite 1400
             Montreal, P.Q.
             Canada  H3B 5E9
             Attention: Mark Rosenstein
             Facsimile No.:  (514) 925-9001
      (b)    If to International:
             Hollinger International Inc.
             401 N. Wabash Avenue
             Chicago, Illinois  60611
             U.S.A.
             Attention:  Kenneth L. Serota,
                         Vice President - Law and Finance and Secretary
             Facsimile No.:  (312) 321-0629
             Copies to:
             Kirkpatrick & Lockhart LLP
             1500 Oliver Building
             Pittsburgh, Pennsylvania 15222
             U.S.A.
             Attention:  Jerry H. Owens
             Facsimile No.:  (412) 355-6501
      (c)    If to the Special Committee:
             Hollinger International Inc.
             Special Committee
             c/o Richard N. Perle, Chairman
             5 Grafton Street
             Chevy Chase, Maryland 20815
             U.S.A.
             Facsimile No.:  (301) 652-1120


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             Copies to:
             Weil, Gotshal & Manges LLP
             767 Fifth Avenue
             New York, New York 10153-0119
             U.S.A.
             Attention:  Dennis J. Block
             Facsimile No.:  (212) 310-8007

10.9.        ASSIGNMENT.

             Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any party hereto without the prior written consent of the other parties hereto. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns; provided, however, that International may assign its rights and interests (but not its obligations) hereunder to HCPH or another subsidiary of International.


10.10.            GOVERNING LAW AND JURISDICTION.

            This Agreement shall be governed by and construed in accordance with the laws of Ontario. Each party hereto submits to the non-exclusive jurisdiction of the courts of competent jurisdiction of Ontario in connection with any dispute arising out of or related to this Agreement.


10.11.            COUNTERPARTS.

            This Agreement may be executed in one or more counterparts, none of which need contain the signatures of all parties, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.


10.12.            NO THIRD PARTY BENEFICIARIES.

            No person who is not a party to this Agreement shall be deemed to be a beneficiary of any provision of this Agreement, and no such person shall have any claim, cause of action, right or remedy pursuant to this Agreement.


10.13.            INTERPRETATION.

            The descriptive headings contained in this Agreement are for convenience of reference only and shall have no effect on the interpretation or meaning hereof. The word "Agreement" refers to the body of this Agreement and all Schedules attached hereto or referred to herein. "Herein," "hereof" and the like refer to this Agreement as a whole. As used in this


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                                       29




Agreement, the singular shall include the plural, the plural shall include the singular and each gender shall include all genders.


10.14.            ENTIRE AGREEMENT.

            This Agreement, including the Schedules attached hereto (and any other instruments executed and delivered at the Closing), embodies the entire agreement and understanding of the parties hereto with respect to the transfer of the Shares to International. The Schedules hereto are an integral part of this Agreement and are incorporated by reference herein. This Agreement supersedes all prior discussions, negotiations, agreements and understandings (both written and oral) between the parties with respect to the transfer of the Shares to International hereunder.


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                                       30



            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                    HOLLINGER INC.

                                    By:   /s/ Peter Y. Atkinson
                                          -------------------------------
                                          Peter Y. Atkinson
                                          Vice-President and General Counsel

                                    UNIMEDIA HOLDING COMPANY

                                    By:   /s/ Peter Y. Atkinson
                                          -------------------------------
                                          Peter Y. Atkinson
                                          Vice-President and General Counsel

                                     HOLLINGER INTERNATIONAL INC.

                                     By:   /s/ Kenneth L. Serota
                                           -------------------------------
                                           Kenneth L. Serota
                                           Vice President-Law and Finance and
                                           Secretary

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                  UNIMEDIA CLASS B STOCK PURCHASE AGREEMENT

                          DATED AS OF APRIL 18, 1997

                                    AMONG

                               HOLLINGER INC.,

                           UNIMEDIA HOLDING COMPANY

                                     AND

                         HOLLINGER INTERNATIONAL INC.





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                              TABLE OF CONTENTS



                                  ARTICLE 1.
                         SALE AND PURCHASE OF SHARES.

1.1.  Purchase Price.......................................................... 2

                                  ARTICLE 2.
                         CLOSING; DELIVERY OF SHARES.

2.1.  Date and Place.......................................................... 2
2.2.  Delivery of Shares...................................................... 2

                                  ARTICLE 3.
         REPRESENTATIONS AND WARRANTIES OF HOLLINGER AND THE VENDOR.

3.1.  Due Incorporation; Authority Concerning this Agreement.................. 3
3.2.  Capitalization; Title to Shares and Assets; Subsidiaries................ 3
3.3.  Newspaper Financial Statements.......................................... 5
3.4.  Indebtedness; Absence of Undisclosed Liabilities........................ 5
3.5.  Governmental Filings.................................................... 6
3.6.  No Violations........................................................... 6
3.7.  Litigation and Other Proceedings........................................ 6
3.8.  Compliance with Laws.................................................... 7
3.9.  Material Facts Disclosed................................................ 7
3.10. Brokers and Finders..................................................... 7
3.11. Securities Act Compliance............................................... 7
3.12. Taxes................................................................... 8
3.13. Employment Matters...................................................... 9
3.14. Certain Forecasts....................................................... 9

                                  ARTICLE 4.
               REPRESENTATIONS AND WARRANTIES OF INTERNATIONAL.

4.1.  Due Incorporation of International; Authority Concerning this Agreement.
      9
4.2.  Capitalization..........................................................10
4.3.  Governmental Filings....................................................11
4.4.  No Violations...........................................................11
4.5.  Brokers and Finders.....................................................12
4.6.  Private Offering........................................................12

                                  ARTICLE 5.
                          COVENANTS OF THE PARTIES.

5.1.  Standstill..............................................................12
5.2.  International Stockholders' Approval....................................13



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                                       ii

5.3.  Filings; Other Actions..................................................14
5.4.  Registration of Certain Securities......................................15
5.5.  Assumptions of Obligations under SOGIC Agreement........................15
5.6.  Non-Competition.........................................................15
5.7.  Ownership Changes.......................................................16

                                  ARTICLE 6.
               CONDITIONS TO THE OBLIGATIONS OF INTERNATIONAL.

6.1.  Representations and Warranties True.....................................17
6.2.  Performance by Hollinger and the Vendor.................................17
6.3.  Legal Opinions..........................................................17
6.4.  No Suits or Proceedings Challenging Transaction.........................17
6.5.  Certain Consents........................................................17
6.6.  Income Tax Act..........................................................18
6.7.  RBC Dominion Fairness Opinion...........................................18
6.8.  Exchange Agreement......................................................18
6.9.  Other Transaction Documents.............................................18

                                  ARTICLE 7.
          CONDITIONS TO THE OBLIGATIONS OF HOLLINGER AND THE VENDOR.

7.1.  Representations and Warranties True.....................................19
7.2.  Performance by International............................................19
7.3.  Legal Opinions..........................................................19
7.4.  No Suits or Proceedings Challenging Transaction.........................20
7.5.  Certain Consents........................................................20
7.6.  Income Tax Act..........................................................20
7.7.  Exchange Agreement......................................................20
7.8.  RBC Dominion Fairness Opinion...........................................20
7.9.  Other Transaction Documents.............................................20

                                  ARTICLE 8.
                                 TERMINATION.

8.1.  Termination by Mutual Consent...........................................21
8.2.  Termination by either Hollinger or International........................21
8.3.  Termination by Hollinger................................................21
8.4.  Termination by International............................................21
8.5.  Special Committee.......................................................22
8.6.  Effect of Termination and Abandonment...................................22

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                                      iii

                                  ARTICLE 9.
                               INDEMNIFICATION.

9.1.  Indemnity...............................................................22
9.2.  Limitations.............................................................22

                                 ARTICLE 10.
                                MISCELLANEOUS.

10.1. Survival................................................................23
10.2. Certain Expenses........................................................23
10.3. Dollar Amounts..........................................................23
10.4. Further Assurances......................................................23
10.5. Press Releases, Announcements and Communications........................24
10.6. Amendment and Modification..............................................24
10.7. Waiver of Compliance; Consents..........................................24
10.8. Notices.................................................................24
10.9. Assignment..............................................................27
10.10 Governing Law and Jurisdiction..........................................27
10.11 Counterparts............................................................27
10.12 No Third Party Beneficiaries............................................27
10.13 Interpretation..........................................................27
10.14 Entire Agreement .......................................................27


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                                       iv

                              LIST OF SCHEDULES*


Schedule A          List of Newspapers and Related Publications

Schedule 1.1.3      Form  of  Certificate  of Designations of Series 1 Preferred
                    Stock

Schedule 3.2.1 Bank Indebtedness of Hollinger and Encumbrances Affecting the Shares

Schedule 3.2.2(A)   Credit Facilities of the Company and its Subsidiaries

Schedule 3.2.2(B)   Permitted Encumbrances

Schedule 3.2.2(C)   Registrations to be Discharged

Schedule 3.2.2(D)   Encumbrances Relating to Leased Assets and Properties

Schedule 3.2.3      Shares  Owned  by   the  Company  and  it   Subsidiaries and
                    Encumbrances and Agreements Relating Thereto

Schedule 3.4        Undisclosed Liabilities

Schedule 3.5        Governmental Filings or Consents

Schedule 3.11.3     Form of Stock Certificate Legends

Schedule 3.13       Employment Matters

Schedule 6.3(a)     Form of Opinion of Tory Tory DesLauriers & Binnington

Schedule 6.3(b)     Form of Opinion of Lapointe Rosenstein

Schedule 6.3(c)     Form of Opinion of Stewart McKelvey Stirling Scales

Schedule 6.8        Form of Exchange Agreement

Schedule 7.3        Form of Opinion of Kirkpatrick & Lockhart LLP

* Hollinger Inc. agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

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                                       v

                            INDEX OF DEFINED TERMS



DEFINED TERMS                           SECTION IN WHICH DEFINED
-------------                           ------------------------

Class A Stock                           Recitals
Class B Stock                           Recitals
Cash Purchase Price                     Section 1.1.1
Class A Common Stock                    Section 4.2
Class B Common Stock                    Section 4.2
Closing                                 Section 2.1
Closing Date                            Section 2.1
Company                                 Recitals
Encumbrances                            Section 2.2
Exchange Act                            Section 4.3
Governmental Entity                     Section 3.5
HCPH                                    Section 5.1.3
HCPH Shares                             Section 5.7
Hollinger                               Recitals
International                           Recitals
International Common Stock              Section 4.2
International 1994 Stock Option Plan    Section 4.2
International Preferred Stock           Section 4.2
International Proposals                 Section 5.2
Newspaper Financial Statements          Section 3.3
Newspaper Tangible Assets               Recitals
Newspapers                              Recitals
Permitted Encumbrances                  Section 3.2.2
PRIDES                                  Section 4.2
Preliminary Proxy Statement             Section 5.3.1
Proceedings                             Section 3.7
Proxy Statement                         Section 5.3.1
RBC Dominion Securities                 Section 4.5
Registration Statements                 Section 5.4
SEC                                     Section 3.11.2
Securities Act                          Section 3.11.1
Series 1 Preferred Stock                Section 1.1.3
Series A Preferred Stock                Section 4.2
Series B Preferred Stock                Section 4.2
Shares                                  Section 1.1.1
SOGIC Agreement                         Section 5.5
Special Committee                       Section 3.14
Total Purchase Price                    Section 1.1.1


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                                       vi

DEFINED TERMS                           SECTION IN WHICH DEFINED
-------------                           ------------------------

UniMedia Group                          Recitals
Vendor                                  Recitals



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                  UNIMEDIA CLASS B STOCK PURCHASE AGREEMENT

            THIS PURCHASE AGREEMENT, made as of this 18th day of April, 1997, among HOLLINGER INC., a corporation continued under the laws of Canada ("HOLLINGER"), and UNIMEDIA HOLDING COMPANY, a company formed under the laws of Nova Scotia (the "VENDOR"), and HOLLINGER INTERNATIONAL INC., a Delaware corporation ("INTERNATIONAL")

                                  WITNESSETH:

            WHEREAS, Hollinger has agreed to transfer to International its indirect interests in the daily newspapers and related publications listed on Schedule A attached hereto and certain other assets related thereto (collectively, the "NEWSPAPERS");

            WHEREAS, the Vendor is a wholly-owned subsidiary of Hollinger;

            WHEREAS,   prior  to  the   consummation  of  the  sale  transaction
contemplated hereby, Hollinger intends to reorganize its interests in the Newspapers with the result that the Vendor will own all of the outstanding shares in the capital of UniMedia Newspapers Company, a Nova Scotia unlimited liability company (the "COMPANY"), which will own directly the intangible assets of the Newspapers and all of the outstanding capital stock of UniMedia Inc., a corporation incorporated under the laws of Canada which in turn owns all of the outstanding capital stock of UniMedia Group Inc. ("UNIMEDIA Group"), a Quebec company which owns the tangible assets of the Newspapers (collectively, the "NEWSPAPER TANGIBLE ASSETS");

            WHEREAS, the outstanding shares of the Company consists of two classes of stock, 6600 shares of Class A Stock, without par value (the "CLASS A STOCK"); and 1100 shares of Class B Stock, without par value (the "CLASS B
STOCK") which entitles the holder thereof to receive dividends payable out of funds or other property, legally available for the purpose, and attributable to the UniMedia Inc. shares and to receive upon liquidation of the Company the UniMedia Inc. shares;

            WHEREAS, Hollinger is proposing that the Vendor sell all of the outstanding shares of the Class B Stock of the Company to International in exchange for cash and shares of Series 1 Preferred Stock of International;

            NOW THEREFORE, in consideration of the premises and the respective covenants herein contained, the parties, intending to be legally bound, hereby agree as follows:


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                                       2


                                   ARTICLE 1.
                          SALE AND PURCHASE OF SHARES.

1.1.        PURCHASE PRICE.

            1.1.1. Upon the terms and subject to the conditions set forth herein, the Vendor shall sell, transfer and deliver to International at Closing (as hereinafter defined) all of the issued and outstanding shares of the Class B Stock of the Company (collectively, the "SHARES") for a purchase price of Cdn. $23,367,000 (the "TOTAL PURCHASE PRICE"), subject to adjustment pursuant to section 1.1.2, payable as follows: (x) as to Cdn.$100,000, in cash in immediately available funds in Canadian dollars (the "CASH PURCHASE PRICE") and (y) as to Cdn.$23,267,000, in 23,267 newly issued shares of Series 1 Preferred Stock.

            1.1.2. The Total Purchase Price shall be increased by an amount equal to interest on the Total Purchase Price calculated from and including January 1, 1997 to but excluding the Closing Date at an annual rate equal to 7.75%. The increase to the Total Purchase Price resulting from the adjustment set out herein shall be paid in Canadian dollars by International to the Vendor within 60 days of the Closing Date.

            1.1.3. As used herein, "SERIES 1 PREFERRED STOCK" means Series 1 Nonvoting Preferred Stock, $.01 par value of International having the relative rights and preferences set forth in Schedule
            1.1.3 attached hereto.

                                  ARTICLE 2.
                         CLOSING; DELIVERY OF SHARES.

2.1.        DATE AND PLACE.

            Subject to the fulfilment or waiver of the respective covenants and conditions set forth herein, the closing of the transactions contemplated hereby (the "CLOSING") will take place at the offices of Tory Tory DesLauriers & Binnington, Suite 3000, Aetna Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1N2, at 10:00 a.m., local time, on the first business day subsequent to the fulfilment or waiver of all conditions set forth in Articles 6 and 7 hereof, or at such other time and place as the parties hereto may determine (the date on which the Closing occurs being hereinafter referred to as the "CLOSING DATE").

2.2.        DELIVERY OF SHARES.

            At the Closing, The Vendor shall deliver stock certificates representing all of the Shares, accompanied by stock transfer forms duly executed in blank in respect of the Shares against delivery by International of the Cash Purchase Price and Series 1 Preferred Stock to be issued in accordance with section 1.1 hereof registered in the name of the Vendor or its nominee,

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                                       3





as the Vendor may direct. The Vendor shall deliver the Shares to International free and clear of any mortgage, pledge, lien, encumbrance, charge, security interest, pledge, right of first refusal, option, adverse claim of ownership or use, or any other encumbrance of any kind or nature whatsoever (collectively, "ENCUMBRANCES").

                                  ARTICLE 3.
         REPRESENTATIONS AND WARRANTIES OF HOLLINGER AND THE VENDOR.

            Hollinger and the Vendor hereby jointly and severally represent and warrant to International as follows:

3.1.        DUE INCORPORATION; AUTHORITY CONCERNING THIS AGREEMENT.

            3.1.1. Each of Hollinger, UniMedia Inc. and UniMedia Group is a corporation subsisting under the laws of its jurisdiction of incorporation. Each of the Vendor and the Company is an unlimited liability company existing under the laws of Nova Scotia. Each of Hollinger, the Vendor, the Company, UniMedia Inc. and UniMedia Group has the requisite corporate power and authority to carry on its business and operations as presently conducted by it and to own, lease and operate its properties and assets. Hollinger and the Vendor each has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by Hollinger and the Vendor of their respective obligations hereunder, and the consummation by Hollinger and the Vendor of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Hollinger and the Vendor. This Agreement has been duly and validly executed and delivered by Hollinger and the Vendor and (assuming due and valid authorization, execution and delivery by International) constitutes the legal, valid and binding agreement of Hollinger and the Vendor, enforceable in accordance with its terms.

            3.1.2. There has been no order or resolution for the winding up of any of the Company, UniMedia Inc. or UniMedia Group, and no appointment of a receiver, administrative receiver or administrator with respect thereto.

3.2.        CAPITALIZATION; TITLE TO SHARES AND ASSETS; SUBSIDIARIES.

            3.2.1. The authorized share capital of the Company consists solely of Class A Shares and Class B Shares, of which 6600 Class A Shares and 1100 Class B Shares are issued and outstanding and held by the Vendor. The Shares and the Class A Stock constitute the only voting securities of the Company, and the Shares are validly issued, fully paid and non-assessable. Except as set forth in Schedule 3.2.1 attached hereto, the Vendor has good and marketable title to the

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                                       4


            Shares, free and clear of any Encumbrances, and has full right and authority to transfer and deliver the Shares to International as contemplated hereby. Upon consummation of the transactions
            contemplated   hereby,   the  Vendor   will  have   transferred   to
            International good and marketable title to the Shares, free and clear of all Encumbrances. There are no outstanding or authorized subscriptions, agreements (other than this Agreement), options, warrants, calls or other commitments, rights (including conversion rights) or privileges (whether preemptive or contractual) pursuant to which the Company is or may become obligated to issue, sell or transfer any shares of its capital or any debt or other security of the Company which is convertible or exchangeable into, or evidences the right to subscribe for, any share capital of the Company. There are no shareholder agreements, voting trust agreements, rights of first refusal, options to purchase, or restrictions upon transfer or alienability of or with respect to the Shares, or any other similar agreement or understanding otherwise affecting the Shares.

            3.2.2. The Company owns, or as of Closing will own, directly or through wholly-owned subsidiaries, good and marketable title, free and clear of any Encumbrances, to all of the tangible and intangible assets of every kind and nature (including intellectual property), used in or held for use in the business and operations of the Newspapers as historically conducted by UniMedia Inc. and its subsidiaries, except for (A) Encumbrances arising under the credit facilities of UniMedia Inc. and its subsidiaries described on
            Schedule 3.2.2(A), all of which will be released and terminated as of the Closing Date; (B) Encumbrances and leasehold interests in real properties described on Schedule 3.2.2(B) which will remain in effect as of the Closing (collectively, the "PERMITTED ENCUMBRANCES"); (C) Encumbrances in effect as of the Closing Date described on Schedule 3.2.2(C) which will be discharged at the expense of the Vendor as soon as practicable, but in any event not less than 28 days after the Closing Date; and (D) Encumbrances relating to leased assets and properties described on Schedule 3.2.2(D).

            3.2.3. Except as set forth on Schedule 3.2.3 attached hereto, the Company does not own directly or indirectly through subsidiaries securities representing or convertible into more than 5% of the outstanding capital stock of any corporation or more than 5% of the equity interest in any partnership or other entity. The authorized and issued share capital and any other outstanding securities of each such corporation, partnership or other entity are set forth on
            Schedule 3.2.3. Except as set forth on Schedule 3.2.3, in the case of each such corporation, partnership or other entity, the securities owned by the Company constitute all of the issued and outstanding share capital of such corporation, partnership or other entity, and all the securities are validly issued, fully paid and non-assessable with no personal liability attached to the ownership thereof. Except as set forth on
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                                       5

            Schedule 3.2.3, the Company has good and marketable title to the securities of the corporations, partnerships and other entities reflected on Schedule 3.2.3, free and clear of all Encumbrances. Except as set forth on Schedule 3.2.3, there are no outstanding or authorized subscriptions, agreements (other than this Agreement), options, warrants, calls or other commitments, rights (including conversion rights) or privileges (whether preemptive or contractual) pursuant to which any such corporation, partnership or other entity is or may become obligated to issue, sell or transfer any shares of its capital or any debt or other security convertible into or evidencing the right to subscribe for any share capital of any such corporation, partnership or other entity.

3.3.        NEWSPAPER FINANCIAL STATEMENTS.

            Hollinger and the Vendor have delivered to International an unaudited balance sheet of the Newspapers and certain other Canadian newspapers and publications of Hollinger and its subsidiaries other than the Company (collectively, the "Canadian Newspaper Group") on a combined basis as at December 31, 1995 and 1996 and unaudited combined statements of earnings, shareholders' interests and changes in financial position for the periods ended December 31, 1994, 1995 and 1996 (collectively, the "NEWSPAPER FINANCIAL
STATEMENTS"). The Newspaper Financial Statements (i) have been prepared in accordance with the books and records of Hollinger, the Company, their respective subsidiaries and the Newspapers, (ii) present fairly in all material respects the financial position of the Canadian Newspaper Group as at the dates indicated and the results of operations and cash flows of the Canadian Newspaper Group on a combined basis as of the dates and for the respective periods indicated, (iii) have been prepared in conformity with generally accepted accounting principles applicable to Canadian companies, and (iv) will be used as the basis for the financial statements prepared in accordance with generally accepted accounting principles applicable to U.S. companies to be included in the Proxy Statement (as defined in Section 5.1).

            The Canadian Newspaper Group is comprised of the Newspaper Tangible Assets, the Newspapers (as defined in the Sterling Purchase Agreement dated the date hereof made between Hollinger and HCPH (the "Sterling Purchase Agreement")) and the Newspaper Intangible Assets (as defined in the UniMedia Class A Stock Purchase Agreement dated the date hereof made between the parties hereto (the "UniMedia A Agreement")).

3.4.        INDEBTEDNESS; ABSENCE OF UNDISCLOSED LIABILITIES.

            The Company has no outstanding indebtedness for borrowed money, capitalized leases or any other indebtedness not incurred in the ordinary course of business (including without limitation any indebtedness of any affiliate or associated corporation of the Company or of any other person that is guaranteed, directly or indirectly, by the Company) other than those matters disclosed in the Newspaper Financial Statements or the notes thereto or as set forth in
Schedule 3.4 attached hereto. Since December 31, 1996, neither the Company nor any of the Newspapers has incurred any liabilities or obligations of any nature, whether accrued, contingent

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                                       6


or otherwise, which reasonably could be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of the Company or the Newspapers, taken as a whole.

3.5.        GOVERNMENTAL FILINGS.

            Except as set forth in Schedule 3.5, no notice, report or other filing is required to be made by Hollinger, the Vendor, the Company, UniMedia Inc. or UniMedia Group or any of the Newspapers with, nor is any material consent, registration, approval, permit or authorization required to be obtained by them or any of the Newspapers from, any governmental or regulatory authority, agency, court, commission or other similar entity, domestic or foreign ("GOVERNMENTAL ENTITY") in connection with the execution and delivery of this Agreement by Hollinger and the Vendor or the consummation by them of the transactions contemplated hereby.

3.6.        NO VIOLATIONS.

            The execution and delivery of this Agreement by Hollinger and the Vendor does not, and the consummation by it of the transactions contemplated hereby will not, require the consent or approval of any unrelated party or constitute or result in (i) a breach or violation of, or a default (or an event which with notice or lapse of time or both would become a default) under, Hollinger's and the Vendor's Articles or By-laws or the Articles (or other comparable governing documents) or By-laws of the Company, UniMedia Inc. or UniMedia Group (ii) a breach or violation of, a default (or an event which with notice or lapse of time or both would become a default) under, a right to terminate, amend, cancel, or accelerate, or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of Hollinger, the Vendor, the Company, UniMedia Inc. or UniMedia Group or any law, statute, rule, ordinance or regulation or judgment, decree, order, award, injunction or governmental or non-governmental permit or license to which Hollinger, the Vendor, the Company, UniMedia Inc. or UniMedia Group is subject or by which any of them or their respective properties is bound or affected, except, in the case of clause (ii) above, (A) such breaches, violations, defaults, terminations, amendments, cancellations, accelerations, encumbrances or changes that, individually or in the aggregate, have not had and are not reasonably likely to have a material adverse effect on the Company and
(B) certain provisions of the existing loan agreements of Hollinger and UniMedia Group described in Schedules 3.2.1 and 3.2.2(A) attached hereto.

3.7.        LITIGATION AND OTHER PROCEEDINGS.

            There is no court, administrative, regulatory or similar proceeding, arbitration or other dispute settlement procedure, investigation or inquiry by or before any Governmental Entity or any similar matter or proceeding (collectively "PROCEEDINGS") against or involving Hollinger, the Vendor, the Company, UniMedia Inc. or UniMedia Group with respect to any of the Newspapers (whether in progress or threatened), which if determined adversely would be

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                                       7


likely to have a material adverse effect on the Company or the Newspapers; and there is no judgment, decree, injunction, rule, award or order of any Governmental Entity outstanding against the Company, UniMedia Inc. or UniMedia Group with respect to any of the Newspapers.

3.8.        COMPLIANCE WITH LAWS.

            To Hollinger's and the Vendor's best knowledge, the Company is conducting the business and operations of the Newspapers directly and indirectly through subsidiaries in compliance with all statutes, laws, rules, regulations, ordinances, decrees and orders applicable to them and the Newspapers and the ownership of their assets, which are in effect as of the date hereof (including, without limitation, those relating to environmental and health and safety matters), except for violations which would not be likely to have a material adverse effect on the Company and its consolidated subsidiaries, taken as a whole. Neither the Vendor, the Company, UniMedia Inc. nor UniMedia Group has received any written complaint or written notice from any Governmental Entity alleging that they or any of the Newspapers has violated any law, ordinance, regulation or order and, to the Vendor's best knowledge, no such complaint or notice is threatened, except those violations which would not be likely to have a material adverse effect on the Company and its consolidated subsidiaries, taken as a whole.

3.9.        MATERIAL FACTS DISCLOSED.

            Hollinger, its management and the Vendor have disclosed to International all facts known to them relating to the Newspapers and the cash flow generated therefrom which could reasonably be expected to be material to an intending purchaser of the Shares.

3.10.       BROKERS AND FINDERS.

            Neither Hollinger, the Vendor nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby, except that Hollinger has retained Dirks Van Essen & Associates as its financial advisor.

3.11.       SECURITIES ACT COMPLIANCE.

            3.11.1. The shares of Series 1 Preferred Stock issuable to the Vendor hereunder and the Class A Common Stock issuable upon exchange thereof following the approval of the International Proposals by the stockholders of International are being acquired by the Vendor for its own account, not as a nominee or agent, and not with a view to sale or distribution within the meaning of the U.S. Securities Act of 1933, as amended (the "SECURITIES ACT") and the rules and regulations thereunder, and the Vendor will not distribute such shares in violation of the Securities Act.


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            3.11.2.  The Vendor (A) acknowledges that as of the Closing Date the shares of Series 1 Preferred Stock issuable hereunder and the Class A Common Stock issuable upon exchange thereof will not have been registered under the Securities Act and must be held indefinitely by the Vendor unless they are subsequently registered under the Securities Act pursuant to section 5.4 hereof or otherwise or an exemption from registration is available, (B) is aware that any routine sale of shares of Class A Common Stock under Rule 144 promulgated by the U.S. Securities and Exchange Commission ("SEC") under the Securities Act may be made only in limited amounts and in accordance with the terms and conditions of the Rule and that in such cases where that Rule is not applicable, compliance with some other registration exemption will be required, and (C) is aware that Rule 144 is not presently available for use by the Vendor for resale of any such shares.

            3.11.3. The Vendor acknowledges that the certificates evidencing the shares of Series 1 Preferred Stock issuable to it hereunder will bear the legend set forth in Schedule 3.11.3 attached hereto.

            3.11.4. As the controlling stockholder of International, Hollinger confirms that it has had access to all information about the business and financial condition of International that it requires in order to effect the transactions contemplated by this Agreement.

3.12.       TAXES

            3.12.1. Hollinger and the Company (or a predecessor thereof) have paid, or accrued on the Newspaper Financial Statements, all foreign, federal, provincial and local taxes in respect of the Newspapers and filed or caused to be filed all tax returns on or prior to the Closing Date required to be filed in respect of the Newspapers and accurately reported in all material respects all information required to be included on such returns in respect of the Newspapers. Neither Hollinger in respect of the Newspapers nor the Company (or any predecessor thereof) has received written notice of or otherwise has actual knowledge of an audit or examination currently in progress of any tax return of the Newspapers. There are no proposed assessments of taxes asserted in writing against Hollinger or the Company (or any predecessor thereof) in respect of any of the Newspapers or proposed adjustments asserted in writing to any tax returns filed by Hollinger or the Company (or any predecessor thereof) in respect of any of the Newspapers. None of Hollinger or the Company (or any predecessor thereof) is a party to any material action or proceeding by any governmental authority for assessment or collection of taxes or penalties or interest in respect of the Newspapers, nor has any material claim for such assessment or collection been asserted in writing against any of them.

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                                       9



            3.12.2. The Canadian Newspaper Group qualifies as "Canadian Newspapers or periodicals" as defined in section 19 of the Income Tax Act (Canada) and, after giving effect to the transactions contemplated by this Agreement, the UniMedia A Agreement, the Sterling Purchase Agreement and the Exchange Agreement (as defined in Section 6.8), the Canadian Newspaper Group will continue to so qualify.

3.13.       EMPLOYMENT MATTERS

            Schedule 3.13 sets forth the collective bargaining agreements that expire within seven (7) years of the date hereof with respect to the Newspapers. Except as referred to in Schedule 3.13, there is no material work stoppage or other concerted action or material grievance, strike or dispute existing or threatened against any of the Newspapers. Except as set out in Schedule 3.13, Hollinger, the Company and the Newspapers are in material compliance with all applicable laws and regulations relating to employees of the Newspapers, including those related to terms and conditions of employment, collective bargaining and discrimination.

3.14.       CERTAIN FORECASTS

            The financial forecasts of the Canadian Newspaper Group that were provided by Hollinger to the special committee of independent directors of the Board of Directors of International (the "SPECIAL COMMITTEE") (i) were developed by management of Hollinger and its subsidiaries based on information that management of Hollinger and the Company prepared in good faith, (ii) utilize assumptions which management of Hollinger and the Company believe to be reasonable under the circumstances, (iii) represent the good faith estimate and judgment of management of Hollinger, as of the date of such forecasts, of the Canadian Newspaper Group's expected future financial performance and (iv) do not reflect the expected results of any newspaper or publication that is not included in the Canadian Newspaper Group or omit the expected results of any newspapers or publication that is included in the Canadian Newspaper Group.

                                  ARTICLE 4.
               REPRESENTATIONS AND WARRANTIES OF INTERNATIONAL.

            International hereby represents and warrants to Hollinger and the Vendor as follows:

4.1.        DUE  INCORPORATION  OF  INTERNATIONAL;  AUTHORITY  CONCERNING THIS
            AGREEMENT.

            International is a corporation incorporated and existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to carry on its business and operations as presently conducted by it and to own, lease and operate its properties and assets. International has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the



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transactions  contemplated hereby. The Special Committee,  pursuant to authority duly  delegated to it by the Board of Directors  of  International  has approved
this  Agreement  and  the  Exchange   Agreement.   The  Board  of  Directors  of
International has ratified this Agreement and the Exchange Agreement and recommended approval by International stockholders of the issuance of Class A Common Stock in exchange for Series 1 Preferred Stock to be issued pursuant to this Agreement and the Exchange Agreement, as contemplated by the International Proposals (as defined in section 5.2 hereof). The execution and delivery of this Agreement and the Exchange Agreement by International, the performance by International of its obligations hereunder and thereunder and the consummation by International of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of International, subject to approval of the International Proposals by the stockholders of International. This Agreement has been duly and validly executed and delivered by International and (assuming due and valid authorization, execution and delivery by Hollinger and the Vendor) constitutes the legal, valid and binding agreement of International and is enforceable in accordance with its terms.

4.2.        CAPITALIZATION.

            The authorized capital stock of International consists of 250,000,000 shares of Class A Common Stock ("CLASS A COMMON STOCK"), 50,000,000 shares of Class B Common Stock, $.01 par value ("CLASS B COMMON STOCK"), and 20,000,000 shares of preferred stock, $.01 par value ("INTERNATIONAL PREFERRED STOCK"), of which 69,565,754 shares of Class A Common Stock, 14,990,000 shares of Class B Common Stock, and 739,500 shares of Series A Preferred Stock, par value $.01 per share ("SERIES A PREFERRED STOCK"), and 10,350,000 shares of Series B Convertible Preferred Stock, par value $.01 per share ("Series B Preferred Stock") are issued and outstanding. International has also issued 20,700,000 depository shares ("PRIDES") each representing a one-half share of International's Series B Preferred Stock. The Class A Common Stock and Class B Common Stock (collectively, the "INTERNATIONAL COMMON STOCK") and Series B
Preferred Stock constitute the only outstanding voting securities of International. Upon receipt of stockholder approval of the International Proposals (as defined below), the authorized capital stock will be increased to 420,000,000, of which 120,000,000 shares of Preferred Stock will be authorized. Options to purchase an aggregate of 1,281,500 shares of Class A Common Stock have been granted under the International 1994 Stock Option Plan, as amended (the "INTERNATIONAL 1994 STOCK OPTION PLAN"), an additional 189,640 shares of Class A Common Stock have been reserved for issuance under the International 1994 Stock Option Plan, and 5,156,915 shares of Class A Common Stock have been reserved for issuance under the International 1997 Stock Incentive Plan.
International has also reserved for issuance the requisite shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, Series A Preferred Stock and Series B Preferred Stock. Except for (i) options granted under the International 1994 Stock Option Plan and options that may be granted under the International 1997 Stock Incentive Plan, (ii) outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Class B Common Stock, all of which are convertible into shares of Class A Common Stock, and (iii) shares of Series 1 Preferred Stock and Series 2 Preferred Stock



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                                       11


to be issued to Hollinger or the Vendor hereunder, shares of Series C Convertible Preferred Stock issuable to Hollinger or the Vendor in exchange for the Series 2 Preferred Stock, and shares of Class A Common Stock issuable to Hollinger or the Vendor on exchange or conversion of the Series 1 Preferred Stock, Series 2 Preferred Stock and Series C Convertible Preferred Stock, all pursuant to this Agreement and the UniMedia Class A Stock Agreement and the Exchange Agreement, each dated the date hereof among Hollinger, the Vendor and International, there are no outstanding or authorized subscriptions, agreements, options, warrants, calls or other commitments, rights (including conversion rights) or privileges (whether preemptive or contractual) pursuant to which International is or may become obligated to issue, sell or transfer any shares of its capital stock or any debt or other security of International which is convertible or exchangeable into, or evidences the right to subscribe for, any shares of capital stock of International.

4.3.        GOVERNMENTAL FILINGS.

            Except for filings under the Securities Act, the U.S. Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the Securities Act (Ontario), applicable state securities laws, the General Corporation Law of Delaware with respect to the Class A Common Stock and the Series 1 Preferred Stock to be issued to the Vendor hereunder, and the New York Stock Exchange, no notice, report or other filing is required to be made by International with, nor is any material consent, registration, approval, permit or authorization required to be obtained by International from, any Governmental Entity in connection with the execution and delivery of this Agreement, the issuance and delivery of the shares of Series 1 Preferred Stock to the Vendor hereunder, or the consummation by it of the transactions contemplated hereby.

4.4.        NO VIOLATIONS.

            Except for the approval of International's stockholders to permit the issuance of Class A Common Stock and Series C Convertible Preferred Stock upon exchange of the Series 1 and 2 Preferred Stock pursuant to the Exchange Agreement (as defined below) and the issuance of Class A Common Stock upon conversion of the Series C Convertible Preferred Stock, the execution and delivery of this Agreement by International does not, and the consummation by it of any of the transactions contemplated hereby will not, require the consent or approval of any unrelated party or constitute or result in (i) a breach or violation of, or a default (or an event which with notice or lapse of time or both would become a default) under the Restated Certificate of Incorporation or By-laws of International, (ii) a breach or violation of, a default (or an event which with notice or lapse of time or both would become a default) under, a right to terminate, amend, cancel or accelerate, or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of International, or any law, statute, rule, ordinance or regulation or judgment, decree, order, award, injunction or governmental or non-governmental permit or license to which International is subject to or by which International or any property of International is bound or affected, except, in the case of clause (ii) above, such breaches, violations, defaults, terminations,


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                                       12


amendments,   cancellations,   accelerations,   encumbrances  or  changes  that,
individually or in the aggregate, have not had and are not reasonably likely to have a material adverse effect on International.

4.5.        BROKERS AND FINDERS.

            Neither International nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby, except that the Special Committee has retained RBC Dominion Securities Inc. ("RBC DOMINION Securities") as its financial advisor.

4.6.        PRIVATE OFFERING.

            Assuming the accuracy of the representations of Hollinger and the Vendor contained in section 3.11 hereof, the offer, issuance and delivery to the Vendor of the shares of Series 1 Preferred Stock pursuant to this Agreement will be exempt from registration under the Securities Act.

                                  ARTICLE 5.
                          COVENANTS OF THE PARTIES.

5.1.        STANDSTILL.

            Hollinger and the Vendor jointly and severally agree that from the date hereof to the Closing Date or the earlier termination of this Agreement in accordance with Article 8 hereof, and except as otherwise consented to in writing by the Chairman of the Special Committee or as specifically required, permitted or contemplated by this Agreement, they will:

            5.1.1. not sell, lease, assign, transfer or otherwise dispose of any of the Shares or any interests therein, or create or permit any Encumbrances affecting the Shares (other than those Encumbrances referred to on Schedules 3.2.1 and 3.2.2(A) attached hereto, all of which will be terminated on or prior to Closing);

            5.1.2. not approve, consent to or take any action in furtherance of any plan, scheme, transaction or series of transactions whereby the Company would undertake a merger, consolidation, amalgamation, or sale, lease, transfer, assignment or other disposition of all or any significant portion of its properties or assets, or otherwise resulting in a change in control of the Company or any of the Newspapers;

            5.1.3. not approve, consent to or take any action in furtherance of any plan, scheme, transaction or series of transactions whereby the Company would incur any indebtedness for borrowed money or create any Encumbrances affecting



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                                       13



            any of its assets, other than (A) indebtedness incurred pursuant to the credit facilities described in Schedule 3.2.2(A), (B)
            Encumbrances arising in the ordinary course of business which constitute Permitted Encumbrances, (C) intercompany transactions among Hollinger, the Vendor, the Company, UniMedia Inc. and UniMedia Group consistent with past practices, and (D) indebtedness incurred by the Company from Hollinger in an amount necessary to pay in full indebtedness outstanding pursuant to the credit facilities described in Schedule 3.2.2(A), which indebtedness will be sold by Hollinger to Hollinger Canadian Publishing Holdings Inc. ("HCPH") on the Closing Date for the principal amount thereof; or

            5.1.4. not approve, consent to or take any action in furtherance of any plan, scheme, transaction or series of transactions whereby the Company would (A) alter, amend or repeal any provision of its Articles or By-laws (or similar governing documents), (B) declare, set aside, make or pay any dividends (in cash or otherwise) or other distributions on or with respect to its share capital other than as contemplated herein or (C) increase or reclassify the number of shares authorized or issued and outstanding of its share capital or grant any option, warrant, call, commitment, right or agreement of any character relating to its share capital or any securities convertible or exchangeable into its share capital.

5.2.        INTERNATIONAL STOCKHOLDERS' APPROVAL.

            International shall take, in accordance with the requirements of applicable law, the New York Stock Exchange and International's Restated Certificate of Incorporation and By-Laws, all action necessary to convene a meeting of holders of International Common Stock, and Series B Preferred Stock represented by PRIDES, at which Hollinger is entitled to vote, as promptly as practicable after the Closing Date. At such meeting, International stockholders will be asked to consider and vote upon the following proposals: (i) to permit the issuance by International of shares of Class A Common Stock upon exchange by the Vendor of the Series 1 Preferred Stock in accordance with the Exchange Agreement, (ii) to permit the issuance by International of shares of Class A Common Stock and Series C Convertible Preferred Stock upon exchange of the Series 2 Preferred Stock, (iii) to permit the issuance by International of shares of Class A Common Stock upon conversion of the Series C Convertible Preferred Stock, and (iv) to increase the authorized capital of International to permit the issuance of an additional 50 million shares of Preferred Stock (collectively, the "INTERNATIONAL PROPOSALS"), among other matters at such meeting. At such meeting Hollinger agrees to vote or cause to be voted all shares of Class A Common Stock and Class B Common Stock of International held by it or its subsidiaries in favour of the International Proposals. International shall take all lawful action to solicit such approval and all lawful action necessary or helpful to secure the affirmative vote of holders of International Common Stock and Series B Preferred Stock represented by PRIDES required to approve the foregoing matters.


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5.3.        FILINGS; OTHER ACTIONS.

            5.3.1. As soon as practicable after the Closing, International and Hollinger shall cooperate to prepare and file promptly with the SEC preliminary proxy solicitation materials (the "PRELIMINARY PROXY STATEMENT") for the International stockholders meeting, including obtaining all such information (financial or other) as may be required under applicable law and rules and regulations of the SEC with respect to the International stockholders meeting and the International Proposals. After review by the SEC, International shall mail a definitive version of such proxy solicitation materials (the "PROXY STATEMENT") to all stockholders of record of International. The Proxy Statement shall contain the recommendation of the Board of Directors of International and the Special Committee that holders of International Common Stock and of Series B Preferred Stock represented by PRIDES vote in favour of approval of the International Proposals. Prior to submitting the Preliminary Proxy Statement and the Proxy Statement and any such amendment, supplement or revision to the SEC or to International's stockholders, such Preliminary Proxy Statement, Proxy Statement and amendment, supplement or revision will be submitted to Hollinger for its review and comment.

            5.3.2. Each party hereto shall cooperate with the other party hereto and use all reasonable efforts to prepare and file promptly all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain as promptly as practicable all necessary permits, consents, orders, approvals and authorizations of, or any exemption from, all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement. Each party agrees, to the extent either deems necessary or appropriate, to request "cold comfort letters" or similar assurances from KPMG Peat Marwick or other accounting firms with audit responsibility for financial statements included in the Proxy Statement regarding the pro forma financial statements and unaudited financial statements to be included in the Proxy Statement and such other matters (including without limitation other securities law matters affecting Hollinger or International, as the case may be) as may be identified. Each party shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to the other party and any of their respective subsidiaries and associated companies which are to appear in any filing to be made with, or written materials to be submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all permits, consents, orders, approvals and authorizations of all third parties and any Governmental Entity necessary or



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                                       15


            advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party hereto apprised of the status of matters relating to the transactions contemplated hereby and thereby.

            5.3.3. Each party shall promptly furnish each other party with copies of written communications received by such party, or any of its subsidiaries, affiliates or associates from, or delivered by any of the foregoing to, any unrelated party or Governmental Entity in respect of the transactions contemplated, in each case subject to applicable laws relating to the exchange of information as advised by independent counsel in writing.

5.4.        REGISTRATION OF CERTAIN SECURITIES.

            Upon request by Hollinger following the Closing, International will use commercially reasonable efforts to cause the registration under the Securities Act of the shares of Class A Common Stock issuable to Hollinger or the Vendor on exchange of the Series 1 Preferred Stock issued hereunder, such registration to be effected by means of filing one or more Registration Statements with the SEC (the "REGISTRATION STATEMENTS"). All costs and expenses of such registration incurred on or after the date hereof, including any additional SEC filing fees, will be borne by International. Such Registration Statements may, if so requested by Hollinger, reflect one or more pledges of shares of Class A Common Stock issuable on exchange of the Series 1 Preferred Stock in favour of lenders to Hollinger or the Vendor, subject to receipt by International of customary assurances to permit sales or distributions of such securities in accordance with applicable law.

5.5.        ASSUMPTIONS OF OBLIGATIONS UNDER SOGIC AGREEMENT.

            International, as an entity which is directly or indirectly controlled by Hollinger, undertakes to assume all of the obligations of Hollinger under the agreement executed among Hollinger, UniMedia Group and la Societe Generale des Industries Culturelles on August 8, 1988 (the "SOGIC AGREEMENT") as if it were a party to the SOGIC Agreement.

5.6.        NON-COMPETITION

            5.6.1. Hollinger agrees that neither it nor any of its subsidiaries will, for a period of five (5) years after the Closing Date, without the prior written consent of International, either directly or indirectly, undertake or carry on or be engaged or have any financial interest in any newspaper, shopper or other similar publication carrying advertising, for which the circulation or distribution is primarily in the communities where the Newspapers are currently published or within a radius of ten (10) miles of the centre point of any such community (such geographic area being hereinafter referred to as the "Restricted Area"); provided, however, that the foregoing provisions shall not apply to (A) the publication or the future acquisition of any publication that is circulated to a national market so long as



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                                       16


            such newspaper does not publish or distribute any regional, community, zoned or similar edition in the Restricted Area; (B) the ownership, directly or indirectly, of less than five percent (5%) of any class of securities of any publicly-traded company; or (C) for greater certainty, prohibit the interest that Hollinger has in HCPH, Southam Inc., The Financial Post Company, Saturday Night Magazine Limited, and their respective subsidiaries and operations.

            5.6.2. Hollinger acknowledges that in the event of any violation of the covenants contained in this section 5.6.1 hereof, International's damages will be difficult to ascertain and International's remedy at law will be inadequate. Accordingly, Hollinger agrees that, in addition to such remedies as International may have at law, International shall be entitled to specific performance of such covenants hereunder and to an injunction to prevent any continuing violation thereof.

            5.6.3. If any of the provisions of or covenants contained in this section hereof is hereafter construed to be invalid or unenforceable in any jurisdiction, the same shall not affect the remainder of the provisions or the enforceability thereof in any other jurisdiction, which shall be given full effect, without regard to the invalidity or unenforceability in such other jurisdiction. If any of the provisions of or covenants contained herein is held to be unenforceable in any jurisdiction because of the duration or geographical scope thereof, the parties agree that the court making such determination shall have the power to reduce the duration or geographical scope of such provision or covenant and, in its reduced form, said provision or covenant shall be enforceable; provided, however, that the determination of such court shall not affect the enforceability of section 5.6.1 in any other jurisdiction.

5.7.        OWNERSHIP CHANGES

            Hollinger owns, through wholly-owned subsidiaries, 50 Series A Preferred Shares in the capital of HCPH (the "HCPH SHARES"), representing 50% of the outstanding voting stock of HCPH. Hollinger will not, either directly or indirectly through its subsidiaries or affiliates, issue, sell, exchange, assign, transfer, dispose, mortgage, charge, pledge, encumber, grant a security interest in or otherwise deal with any security of Hollinger or any of its subsidiaries or affiliates, in any manner which is materially prejudicial to the direct or indirect interests of International in the Canadian Newspaper Group by reason of changes in ownership that would cause a material adverse impact on the profitability, ownership or operation of the Canadian Newspaper Group by reason of section 19 of the Income Tax Act (Canada).


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                                       17


                                  ARTICLE 6.
               CONDITIONS TO THE OBLIGATIONS OF INTERNATIONAL.

            The obligations of International to consummate the transactions contemplated hereby are subject to the fulfilment of the following conditions, any one or more of which may be waived by International:

6.1.        REPRESENTATIONS AND WARRANTIES TRUE.

            At the Closing Date, the representations and warranties of Hollinger and the Vendor contained in this Agreement shall be true and correct in all material respects at and as of such date and time as if made on and as of such date and time, other than any such representations and warranties which are made as of a specified earlier date, which shall be true and correct in all material respects at and as of such date; and at and as of the Closing Date Hollinger and the Vendor shall have delivered to International certificates to such effect signed by an officer of the relevant company acceptable to International.

6.2.        PERFORMANCE BY HOLLINGER AND THE VENDOR.

            From the date of this Agreement, each of the obligations of Hollinger and the Vendor to be performed by it on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects at and as of the Closing Date; and at the Closing Date, Hollinger and the Vendor shall have delivered to International certificates to such effect signed by an officer of the relevant company acceptable to International.

6.3.        LEGAL OPINIONS.

            International shall have been furnished with opinions of Tory Tory DesLauriers & Binnington, Lapointe Rosenstein, and Stewart McKelvey Stirling Scales, each dated as of the Closing Date and substantially in the forms attached hereto as Schedules 6.3(a), 6.3(b) and 6.3(c) respectively, to this Agreement.

6.4.        NO SUITS OR PROCEEDINGS CHALLENGING TRANSACTION.

            There shall be no pending or threatened suits, actions, proceedings, governmental inquiries or investigations of any kind which seek to enjoin, prevent or otherwise interfere with the transactions contemplated hereby or otherwise question the validity or legality of such transactions.

6.5.        CERTAIN CONSENTS.

            Hollinger, the Vendor, the Company and International shall have obtained all consents from unrelated parties and Governmental Entities required to consummate the transactions contemplated by this Agreement.


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                                       18


6.6.        INCOME TAX ACT.

            Prior to the Closing Date there shall have been no amendment to the Income Tax Act (Canada) including Section 19 thereof that would have a material adverse impact on the profitability, ownership or operation by the Company of the Newspapers after giving effect to the transactions contemplated hereby and there shall have been no bill read in Parliament that would have such material adverse impact if enacted into law.

6.7.        RBC DOMINION FAIRNESS OPINION.

            International shall have obtained from RBC Dominion Securities an opinion in form satisfactory to the Special Committee to the effect that the aggregate consideration to be paid for the Canadian Newspaper Group by International (either directly, or indirectly through HCPH) pursuant to (i) this Agreement, (ii) the UniMedia A Agreement, (iii) the Sterling Purchase Agreement and (iv) the Exchange Agreement (including the term sheets attached thereto) is fair, from a financial point of view, to International and the holders of International's common stock and Series B Preferred Stock other than Hollinger.

6.8.        EXCHANGE AGREEMENT.

            Hollinger,  the Vendor and International  shall have entered into an
Exchange   Agreement  (the   "Exchange   Agreement")  as  of  the  Closing  Date
substantially in the form attached hereto as Schedule 6.8.

6.9.        OTHER TRANSACTION DOCUMENTS.

            International shall have received on or prior to the Closing Date:

            6.9.1.      certificates   evidencing   the   incumbency   of  the
            officers of Hollinger and the Vendor executing this Agreement on its behalf and of their authority to do so;

            6.9.2. certified copies of the Articles and By-laws (or similar governing documents) of the Company;

            6.9.3. certificates of status (or the equivalent under the laws of their respective jurisdictions of incorporation) of recent date for Hollinger, the Vendor and the Company;

            6.9.4. certified copies of the resolutions of the Board of Directors of the Vendor authorizing the transactions contemplated hereunder to take place on the Closing Date;

            6.9.5.      stock  certificates   representing  all  of  the  Shares
            registered in the name of the Vendor together with customary searches of public records in Nova

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                                       19


            Scotia reasonably satisfactory to counsel to International and to its lenders confirming that such interests are free and clear of any Encumbrances; and

            6.9.6. customary documentation reasonably satisfactory to counsel to International and to its lenders confirming (A) an undertaking from Hollinger's lenders upon receipt of the Cash Purchase Price to release of all obligations of the Company and its subsidiaries with respect to indebtedness of Hollinger, the Vendor or of any other person and the Encumbrances arising under the credit facilities described on Schedule 3.2.2(A) and (B) that the shares of the Company and the assets of UniMedia Inc. and its subsidiaries are free and clear of any other Encumbrances other than Permitted Encumbrances.

                                  ARTICLE 7.
          CONDITIONS TO THE OBLIGATIONS OF HOLLINGER AND THE VENDOR.

            The obligations of Hollinger and the Vendor to consummate the transactions contemplated hereby are subject to the fulfilment of the following conditions, any one or more of which may be waived by Hollinger:

7.1.        REPRESENTATIONS AND WARRANTIES TRUE.

            As of the Closing Date, the representations and warranties of International contained in this Agreement shall be true and correct in all material respects at and as of such date and time as if made on and as of such date and time, other than any such representations and warranties which are made as of a specified earlier date, which shall be true and correct in all material respects at and as of such specified date; and at the Closing Date International shall have delivered to Hollinger and the Vendor a certificate to such effect signed by an officer of International acceptable to Hollinger and the Vendor.

7.2.        PERFORMANCE BY INTERNATIONAL.

            From the date of this Agreement, each of the obligations of International to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects at the Closing Date and at the Closing Date International shall have delivered to Hollinger and the Vendor a certificate to such effect signed on behalf of International by an officer of International acceptable to Hollinger and the Vendor.

7.3.        LEGAL OPINIONS.

            Hollinger and the Vendor shall have been furnished with the opinion of Kirkpatrick & Lockhart LLP dated as of the Closing Date and substantially in the form attached hereto as Schedule 7.3 to this Agreement.


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                                       20


7.4.        NO SUITS OR PROCEEDINGS CHALLENGING TRANSACTION.

            There shall be no pending or threatened suits, actions, proceedings, governmental inquiries or investigations of any kind which seek to enjoin, prevent or otherwise interfere with the transactions contemplated hereby or otherwise question the validity or legality of such transactions.

7.5.        CERTAIN CONSENTS.

            Hollinger, the Vendor, the Company and International shall have obtained all consents from unrelated parties and Governmental Entities required to consummate the transactions contemplated by this Agreement.

7.6.        INCOME TAX ACT.

            Prior to the Closing Date there shall have been no amendment to the Income Tax Act (Canada), including Section 19 thereof that would have a material adverse impact on the profitability, ownership or operation by the Company of the Newspapers after giving effect to the transactions contemplated hereby and there shall have been no bill read in Parliament that would have such material adverse impact if enacted into law.

7.7.        EXCHANGE AGREEMENT.

            Hollinger, the Vendor and International shall have entered into the Exchange Agreement as of the Closing Date.

7.8.        RBC DOMINION FAIRNESS OPINION.

            International shall have obtained from RBC Dominion Securities an opinion in form satisfactory to the Special Committee to the effect that the aggregate consideration to be paid for the Canadian Newspaper Group by International (either directly, or indirectly through HCPH) pursuant to (i) this Agreement, (ii) the UniMedia A Agreement, (iii) the Sterling Purchase Agreement and (iv) the Exchange Agreement (including the term sheets attached thereto) is fair, from a financial point of view, to International and the holders of International's common stock and Series B Preferred Stock other than Hollinger.

7.9.        OTHER TRANSACTION DOCUMENTS.

            Hollinger and the Vendor shall have received on or prior to the Closing Date:

            7.9.1. certificate evidencing the incumbency of the officers of International executing this Agreement on its behalf and their authority to do so;
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            7.9.2.      certified   copy  of  the  Restated   Certificate   of
            Incorporation   or  similar  charter   documents  and  By-laws  of
            International including without limitation the Certificate of Designations creating the Series 1 Preferred Stock;

            7.9.3. certificate of good standing of recent date for International; and

            7.9.4.      certified  copies of the  resolutions  of the Board of
            Directors of International and of the Special Committee authorizing or recommending the transactions contemplated hereunder to take place on the Closing Date.

                                  ARTICLE 8.
                                 TERMINATION.

8.1.        TERMINATION BY MUTUAL CONSENT.

            This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by the mutual consent of Hollinger (on behalf of itself and the Vendor) and International by action of their respective Boards of Directors.

8.2.        TERMINATION BY EITHER HOLLINGER OR INTERNATIONAL.

            This Agreement may be terminated and the transactions contemplated hereby may be abandoned by action of the Board of Directors of either Hollinger (acting on behalf of itself and the Vendor) or International if: (i) the Closing shall not have occurred on or before December 31, 1997; or (ii) a Governmental Entity of competent jurisdiction shall have issued an order, or taken any other action, permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and such order or other action shall have become final and not appealable; provided, however, that in the case of a termination pursuant to clause (i) above, the terminating party shall not have breached or failed to perform in any material respect its obligations under this Agreement.

8.3.        TERMINATION BY HOLLINGER.

            This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by action of the Board of Directors of Hollinger (acting on behalf of itself and the Vendor) if there has been a material breach or failure to perform by International of any covenant or agreement contained in this Agreement which is not curable or, if curable, is not cured within five (5) days after written notice of such breach is given by Hollinger to International.

8.4.        TERMINATION BY INTERNATIONAL.

            This Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Closing Date by action of the Board of Directors of International if there has been a material breach or failure to perform by Hollinger or the Vendor of any covenant



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                                       22


or agreement contained in this Agreement which is not curable or, if curable, is not cured within five (5) days after written notice of such breach is given by International to Hollinger or the Vendor as the case may be.

8.5.        SPECIAL COMMITTEE.

            In any event in which International intends to consent to or seek termination of this Agreement pursuant to this Article 8, such action must be taken by the Board of Directors of International following receipt of a favourable recommendation thereof by the Special Committee.

8.6.        EFFECT OF TERMINATION AND ABANDONMENT.

            In the event of the termination and abandonment of this Agreement, Hollinger, the Vendor and International shall have no obligation or liability to the others.

                                  ARTICLE 9.
                               INDEMNIFICATION.

9.1.        INDEMNITY.

            Hollinger and the Vendor shall, jointly and severally, indemnify and save International harmless for and from any loss, damages or deficiencies suffered by International or by the Company or any subsidiary thereof as a result of any breach of representation, warranty or covenant on the part of Hollinger or the Vendor contained in this Agreement and all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

9.2.        LIMITATIONS.

            The   obligations   of   Hollinger   and  the  Vendor  to  indemnify
International in accordance with the foregoing shall be subject to the following:

            9.2.1. any claim arising as a result of a breach of (i) a representation or warranty contained in Article 3 or (ii) a covenant contained in Article 5 shall be made not later than the date on which pursuant to section 10.1 such representation, warranty or covenant terminated;

            9.2.2. their obligation to indemnify International (except in respect of any obligations to indemnify arising from section 3.10) shall only apply if indemnification claims, in the aggregate, exceed Cdn. $1,000,000 in which case they shall be liable therefor only to the extent that such claims exceed Cdn. $500,000 to a maximum aggregate amount equal to the Total Purchase Price.

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                                       23


                                 ARTICLE 10.
                                MISCELLANEOUS.

10.1.       SURVIVAL.

            Only the  agreements  and  covenants  of the  parties  contained  in
Articles 5 and 10, and Section 8.6 hereof shall survive the Closing Date without time limit, except as otherwise specified therein. All representations, warranties and other agreements and covenants shall be deemed to be conditions of the transactions contemplated hereby and shall not survive the Closing Date; provided, however, that the representations and warranties of Hollinger and the Vendor contained in Sections 3.1 and 3.2 hereof and International's representations and warranties contained in Sections 4.1 and 4.2 hereof shall survive the Closing Date without time limit; and the representations and warranties of Hollinger and the Vendor contained in Sections 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11, 3.12.2, 3.13 and 3.14 and International's
representations and warranties contained in Sections 4.3, 4.4, 4.5 and 4.6 shall survive until the second anniversary of the Closing Date and the representations and warranties by Hollinger and the Vendor made in Section 3.12.1 shall survive for the applicable statute of limitations. If the transactions contemplated hereby shall be abandoned and this Agreement terminated, only the agreements and covenants of the parties contained in Sections 10.1, 10.2, 10.5, 10.10, 10.12 and 10.14 hereof shall survive such abandonment and termination.

10.2.       CERTAIN EXPENSES.

            Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.

10.3.       DOLLAR AMOUNTS.

            Except as expressly indicated, all dollar amounts in this Agreement are stated in and shall be interpreted to be in United States dollars.

10.4.       FURTHER ASSURANCES.

            International, Hollinger and the Vendor shall use its reasonable commercial efforts to perform and fulfil all conditions and obligations on its part to be performed and fulfilled under this Agreement, to the end that the transactions contemplated by this Agreement shall be fully carried out. From time to time as and when requested by International or its successors or assigns, the Vendor shall execute and deliver such deeds and other instruments of transfer and shall take or cause to be taken such further or other actions as shall be necessary or advisable in order to carry out the purpose and intention of this Agreement or to vest or perfect in International, or to confirm of record or otherwise to International, title to and possession of all of the Shares. From time to time as and when requested by Hollinger, the Vendor or their successors and assigns, International shall execute and deliver such further deeds and other



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                                       24


instruments and shall take or cause to be taken such further or other actions as shall be necessary or advisable in order to carry out the purpose and intention of this Agreement.

10.5.       PRESS RELEASES, ANNOUNCEMENTS AND COMMUNICATIONS.

            No press release or other public announcements related to this Agreement or the transactions contemplated hereby will be issued after the date hereof without the prior approval of Hollinger and International, such approval not to be unreasonably withheld or delayed, except for any public disclosure that Hollinger or International in good faith believes is required by law or by obligations relating to any securities exchange or market. The parties agree to use reasonable efforts to consult with each other before taking any action that would require the issuance of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby.

10.6.       AMENDMENT AND MODIFICATION.

            This Agreement may be amended, modified or supplemented at any time prior to or after the Closing Date, but only by written agreement that identifies this Agreement and is signed by all of the parties hereto. Any amendment, modification or supplement hereto shall be effective as to International only if in writing signed by the Chairman of the Special Committee on behalf of International.

10.7.       WAIVER OF COMPLIANCE; CONSENTS.

            Except as otherwise  provided in this Agreement,  any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing. International shall not waive, nor shall International be deemed to have waived, any obligations of Hollinger or the Vendor hereunder or any other benefits to International arising under this Agreement unless approved by the Board of Directors of International following receipt of a favourable recommendation thereof by the Special Committee.

10.8.       NOTICES.

            All notices, demands and other communications hereunder shall be in writing and shall be deemed to have been given when received if delivered by hand, courier or by facsimile transmission to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

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                                       25


      (a)    If to Hollinger or the Vendor:

             Hollinger Inc.
             10 Toronto Street
             Toronto, Ontario
             Canada M5C 2B7

             Attention: Peter Y. Atkinson
                       Vice-President and General Counsel

             Facsimile No.:  (416) 364-2088

             Copies to:

             Tory Tory DesLauriers & Binnington
             Suite 3000, Aetna Tower
             P.O. Box 270
             Toronto-Dominion Centre
             Toronto, Ontario
             Canada M5K 1N2

             Attention: Beth DeMerchant

             Facsimile No.: (416) 865-7380

             Lapointe Rosenstein
             1250 Rene Levesque Blvd. West
             Suite 1400
             Montreal, P.Q.
             Canada  H3B 5E9

             Attention: Mark Rosenstein

             Facsimile No.: (514) 925-9001

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                                       26


      (b)    If to International:

             Hollinger International Inc.
             401 N. Wabash Avenue
             Chicago, Illinois  60611
             U.S.A.

             Attention: Kenneth L. Serota,
                         Vice President - Law and Finance and Secretary

             Facsimile No.: (312) 321-0629

             Copies to:

             Kirkpatrick & Lockhart LLP
             1500 Oliver Building
             Pittsburgh, Pennsylvania 15222
             U.S.A.

             Attention: Jerry H. Owens

             Facsimile No.: (412) 355-6501

      (c)    If to the Special Committee:

             Hollinger International Inc.
             Special Committee
             c/o Richard N. Perle, Chairman
             5 Grafton Street
             Chevy Chase, Maryland 20815
             U.S.A.

             Facsimile No.: (301) 652-1120

             Copies to:

             Weil, Gotshal & Manges LLP
             767 Fifth Avenue
             New York, New York 10153-0119
             U.S.A.


             Attention: Dennis J. Block

             Facsimile No.: (212) 310-8007


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                                       27



10.9.        ASSIGNMENT.

             Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any party hereto without the prior written consent of the other parties hereto. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns; provided, however, that International may assign its rights and interests (but not its obligations) hereunder to HCPH or another subsidiary of International.

10.10.      GOVERNING LAW AND JURISDICTION.

            This Agreement shall be governed by and construed in accordance with the laws of Ontario. Each party hereto submits to the non-exclusive jurisdiction of the courts of competent jurisdiction of Ontario in connection with any dispute arising out of or related to this Agreement.

10.11.      COUNTERPARTS.

            This Agreement may be executed in one or more counterparts, none of which need contain the signatures of all parties, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

10.12.      NO THIRD PARTY BENEFICIARIES.

            No person who is not a party to this Agreement shall be deemed to be a beneficiary of any provision of this Agreement, and no such person shall have any claim, cause of action, right or remedy pursuant to this Agreement.

10.13.      INTERPRETATION.

            The descriptive headings contained in this Agreement are for convenience of reference only and shall have no effect on the interpretation or meaning hereof. The word "Agreement" refers to the body of this Agreement and all Schedules attached hereto or referred to herein. "Herein," "hereof" and the like refer to this Agreement as a whole. As used in this Agreement, the singular shall include the plural, the plural shall include the singular and each gender shall include all genders.

10.14.      ENTIRE AGREEMENT.

            This Agreement, including the Schedules attached hereto (and any other instruments executed and delivered at the Closing), embodies the entire agreement and understanding of the parties hereto with respect to the transfer of the Shares to International. The Schedules hereto are an integral part of this Agreement and are incorporated by reference herein. This Agreement supersedes all prior discussions, negotiations, agreements and understandings

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                                       28

(both written and oral) between the parties with respect to the transfer of the Shares to International hereunder.

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                    HOLLINGER INC.



                                    By:   /s/ Peter Y. Atkinson
                                          -------------------------------
                                          Peter Y. Atkinson
                                          Vice-President and General Counsel

                                          UNIMEDIA HOLDING COMPANY



                                    By:   /s/ Peter Y. Atkinson
                                          -------------------------------
                                          Peter Y. Atkinson
                                          Vice-President and General Counsel



                                     HOLLINGER INTERNATIONAL INC.



                                     By:  /s/ Kenneth L. Serota
                                          -------------------------------
                                          Kenneth L. Serota
                                          Vice President-Law and Finance and
                                          Secretary


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                          HOLLINGER INTERNATIONAL INC.
                             401 NORTH WABASH AVENUE
                             CHICAGO, ILLINOIS 60611

                                  JULY 21, 1997


Hollinger Inc.
UniMedia Holding Company
10 Toronto Street
Toronto, Ontario
Canada  M5C 2B7

Attention:  Mr. John A. Boultbee, Executive
            Vice-President and Chief Financial
            Officer

            Re:         AMENDED AND RESTATED FIRST EXCHANGE AGREEMENT
                        ---------------------------------------------

Dear Mr. Boultbee:

            This letter ("Amended and Restated First Exchange Agreement") amends and restates in its entirety that certain Exchange Agreement dated as of April 18, 1997 (the "First Exchange Agreement").

            Reference is hereby made to (i) the UniMedia Class A Stock Purchase Agreement dated as of April 18, 1997 ("UniMedia A Agreement") among Hollinger Inc., a corporation continued under the laws of Canada ("Hollinger"), UniMedia Holding Company, a company amalgamated under the laws of Nova Scotia
("UniMedia"), and Hollinger International Inc., a Delaware corporation ("International"), relating to the purchase of all of the outstanding Class A Common Shares of UniMedia Newspapers Company, a Nova Scotia unlimited liability company ("UniMedia Newspapers Company"); (ii) the UniMedia Class B Stock Purchase Agreement

CUSIP No. 435569 10 8                                       Page 97 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 2


dated as of April 18, 1997 ("UniMedia B Agreement") among Hollinger, UniMedia, and International relating to the purchase of all of the outstanding Class B Common Shares of UniMedia Newspapers Company (the UniMedia A Agreement and the UniMedia B Agreement being referred to collectively as the "Purchase Agreements"); (iii) the Exchange Agreement dated as of April 18, 1997 among Hollinger, UniMedia and International (the "First Exchange Agreement"); and (iv) that certain Officer's Certificate dated May 20, 1997, delivered by
International and acknowledged by Hollinger and UniMedia (the "Officer's Certificate") setting forth, among other things, the number of shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock") and Series C Convertible Preferred Stock, par value $.01 per share ("Series C Preferred Stock") of International to be issued pursuant to the First Exchange Agreement. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the First Exchange Agreement.

            In consideration of the purchase of the outstanding Class B Common Shares of UniMedia Newspapers Company, International issued to UniMedia 23,267 newly issued shares of Series 1 Nonvoting Preferred Stock at a stated issue price of Cdn. $1,000 per share ("Series 1 Nonvoting Preferred Stock") and cash in the amount of Cdn. $100,000. In consideration of the purchase of the outstanding Class A Common Shares of UniMedia Newspapers Company, International issued to UniMedia 149,658 shares of Series 2 Nonvoting Preferred Stock at a stated issue price of Cdn. $1,000 per share ("Series 2 Nonvoting Preferred Stock"), and cash in

CUSIP No. 435569 10 8                                       Page 98 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 3


the amount of Cdn. $19,373,000. The parties' respective obligations to close the transactions contemplated by the Purchase Agreements were expressly conditioned upon the execution and delivery of the First Exchange Agreement, in order to facilitate the closing of such transactions while ensuring that International would not be obligated to issue shares of its voting securities to Hollinger Inc. or its subsidiaries (as originally contemplated by the parties) prior to having obtained stockholder approval of such issuance.

            The  shares  of Series 1  Nonvoting  Preferred  Stock  and  Series 2
Nonvoting Preferred Stock issued pursuant to the Purchase Agreements (collectively, "Nonvoting Preferred Stock") will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and will not be transferable by UniMedia without the prior written consent of International, except as provided below. No sale, transfer, or other disposition of any share or shares of Nonvoting Preferred Stock shall be valid or effectual for any purpose whatsoever, and International shall not be obligated to recognize or give any effect to any purported such sale, transfer or other disposition, other than a sale, transfer or disposition to a Subsidiary or Affiliate (as such terms are defined in International's Restated Certificate of Incorporation, as amended) of Hollinger unless and until International, by resolution duly adopted by its Board of Directors, shall first have consented to the proposed sale, transfer or other disposition and approved the proposed transferee; PROVIDED, HOWEVER, that, subject to the next sentence hereof, (a) UniMedia, Hollinger or any Subsidiary or Affiliate of Hollinger may pledge such shares to a pledgee

CUSIP No. 435569 10 8                                       Page 99 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 4


pursuant to a bona fide pledge of such shares as collateral security for indebtedness or other obligations due to the pledgee, and (b) UniMedia may sell, transfer or otherwise dispose of all (but not less than all) such shares to a third party at any time after the Stockholders Meeting (as hereinafter defined) but only if the requisite Stockholder Approval (as hereinafter defined) has not been obtained at the Stockholders Meeting or any postponement or adjournment(s) thereof. Notwithstanding the provisions of clauses (a) and (b) above, no such pledge, sale, transfer or other disposition shall be effectual unless, as a condition prior thereto: (A) such pledge, sale, transfer or other disposition shall be completed in accordance with all applicable laws, including without limitation the Securities Act and the rules and regulations of the Securities and Exchange Commission thereunder and Canadian securities laws and regulations thereunder; (B) the shares so pledged, sold, transferred or disposed shall remain subject to the provisions of this Amended and Restated First Exchange Agreement, and any transferee thereof (whether by or following foreclosure, realization or other similar action by the pledgee in the case of pledged shares, or by or following the purchase by or transfer to a third party in the case of any other sale, transfer or other disposition) shall have consented, in a writing addressed to International, to be bound by the provisions of this Amended and Restated First Exchange Agreement, including but not limited to the restrictions on transfer set forth in this paragraph which, for greater certainty, will continue in effect with respect to any proposed sale, transfer or other disposition of shares by such third party; and (C) International shall
have  received  a  written  opinion,   from  counsel

CUSIP No. 435569 10 8                                      Page 100 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 5


reasonably acceptable to International, confirming the matters referred to in clauses (A) and (B), above.

            The authorized capital stock of International currently consists of 250,000,000 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), 50,000,000 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), and 20,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), of which 68,604,354 shares of Class A Common Stock, 14,990,000 shares of Class B Common Stock, 739,500 shares of Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock"), 10,350,000 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock"), 23,267 shares of Series 1 Nonvoting Preferred Stock, and149,658 shares of Series 2 Nonvoting Preferred Stock are issued and outstanding as of July 11, 1997. In order to comply with New York Stock Exchange ("NYSE") rules relating to issuance of shares to certain related parties, International has agreed to call a special meeting of the holders of International's Class A Common Stock, Class B Common Stock and Preferred Stock (the "Stockholders Meeting") as soon as practicable after the date hereof in accordance with the Securities Exchange Act of 1934, as amended, the applicable rules and regulations of the Securities and Exchange Commission thereunder, and the applicable rules of the NYSE. At the Stockholders Meeting, the stockholders of International will be requested, among other matters, to consider and vote upon the following proposals: (i) to permit the issuance by International of authorized but unissued shares of Class

CUSIP No. 435569 10 8                                      Page 101 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 6


A Common Stock upon exchange by UniMedia of all shares of Series 1 Nonvoting Preferred Stock and the Second Tranche Shares (as hereinafter defined) of the Series 2 Nonvoting Preferred Stock in accordance with this Amended and Restated First Exchange Agreement; (ii) to permit the issuance by International of authorized but unissued shares of Series C Preferred Stock (having the relative rights and preferences set forth in the form of Certificate of Designations attached hereto as Annex 1) upon exchange by UniMedia of all of the First Tranche Shares (as hereinafter defined) of the Series 2 Nonvoting Preferred
Stock in accordance  with this Amended and Restated  First  Exchange  Agreement;
(iii) to permit the issuance by International of authorized but unissued shares of Class A Common Stock upon conversion of the Series C Preferred Stock as provided therein; (iv) to permit the issuance by International of authorized but unissued shares of Series C Preferred Stock and Series D Redeemable Convertible Preferred Stock, par value $.01 of International ("Series D Preferred Stock") upon the exchange by Hollinger (or another subsidiary thereof) or UniMedia of shares of Series A Preferred Stock and Series C Preferred Stock pursuant to the Second Amended and Restated Second Exchange Agreement (as hereinafter defined); and (v) to increase the authorized capital of International from 20 million shares to 120 million shares of Preferred Stock. Hollinger Inc. has agreed to vote or cause to be voted all shares of Class A Common Stock, Class B Common Stock and Preferred Stock of International held by it or its subsidiaries in favor of all such proposals and any other proposals relating thereto.

CUSIP No. 435569 10 8                                      Page 102 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 7


            Within five (5) business days after obtaining the affirmative vote of the holders of a majority of the total votes cast with regard to items (i) through (iii) of the proposals described above ("Stockholder Approval"), International shall issue to Hollinger or UniMedia the following securities in exchange for all (but not less than all) issued and outstanding shares of Nonvoting Preferred Stock of all series (the "Exchange"):

                  (i) in exchange for all 23,267 shares of Series 1 Nonvoting Preferred Stock, 1,547,474 shares of Class A Common Stock (such number of Class A Common Stock having been determined by dividing (x) U.S. $16,791,794 (which the parties have agreed is the approximate U.S. dollar equivalent of Cdn. $23,267,000 using the inverse of the Noon Buying Rate on the Determination Date) by (y) the Adjusted Market Price of Class A Common Stock on the Determination Date (as all such terms are defined below);

                  (ii) in exchange for the First Tranche Shares, 829,409 shares of Series C Preferred Stock (such number of shares of Series C Preferred Stock having been determined by (A) dividing (I) U.S. $90,000,000 (which the parties have agreed is the approximate U.S. dollar equivalent of the First Tranche Amount using the inverse of the Noon Buying Rate on the Determination Date) by (II) the Adjusted Market Price of Class A Common Stock on the Determination Date (as all such terms are defined below) and then (B) dividing the resulting amount by 10); and

USIP No. 435569 10 8                                       Page 103 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 8


                  (iii) in exchange for the Second Tranche Shares, 1,659,571 shares of Class A Common Stock (such number of shares of Class A Common Stock having been determined by dividing (x) U.S. $18,008,178 (which the parties have agreed is the approximate U.S. dollar equivalent of the Second Tranche Amount using the inverse of the Noon Buying Rate on the Determination Date) by (y) the Adjusted Market Price of Class A Common Stock on the Determination Date (as all such terms are defined below).

For purposes hereof: (A) the "Noon Buying Rate" means the noon buying rate in The City of New York for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York; (B) the Noon Buying Rate on the Determination Date means 1.3856; (C) the "Adjusted Market Price" means $10.8511, which is the greater of (I) the amount per share determined by multiplying 1.05 by the Market Price and (II) U.S. $9.00 per share; (D) the "Market Price" means $10.3344, which is the weighted average market price per share of Class A Common Stock on the NYSE (taking into account the actual sale prices and the respective number of shares of Class A Common Stock so sold in each sale transaction on the NYSE) for the ten (10) trading day period ending on the Determination Date as reported by Bloomberg; (E) the "Determination Date" means May 14, 1997, which was the date that was five (5) business days prior to the mailing by International of the definitive version of the original proxy solicitation materials (the "Proxy Statement") to stockholders of record of International with respect to the Stockholders Meeting; (F) the "First Tranche Amount" means Cdn.

CUSIP No. 435569 10 8                                      Page 104 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 9


$124,704,000, which is the Canadian dollar equivalent of U.S. $90,000,000 using the Noon Buying Rate on the Determination Date; (G) the "First Tranche Shares" means 124,704 shares of Series 2 Nonvoting Preferred Stock, determined by (I) dividing the First Tranche Amount by the Canadian Dollar Balance, and then (II) multiplying the resulting fractional amount (rounded to the fifth decimal place) by 149,658; (H) the "Second Tranche Amount" means Cdn. $24,954,000, which is the remaining amount of the Canadian Dollar Balance after subtracting the First Tranche Amount; (I) the "Canadian Dollar Balance" means $149,658,000; and (J) the "Second Tranche Shares" means 24,954 shares of the Series 2 Nonvoting Preferred Stock, determined by subtracting from the Series 2 Nonvoting Preferred Stock issued to UniMedia the First Tranche Shares.

            All of the foregoing terms and amounts were previously determined by the parties in accordance with the Purchase Agreements, the First Exchange Agreement and the Officer's Certificate, other than the number of shares of Series C Preferred Stock to be issued as specified in clause (ii) above, which number of shares, and certain terms of such Preferred Stock, are being modified by the parties as reflected in this Amended and Restated First Exchange Agreement and Annex 1 hereto.

            International, Hollinger, UniMedia, and/or any other direct or indirect wholly owned subsidiary of Hollinger (as Hollinger may designate) will enter into contemporaneously with this Amended and Restated First Exchange
Agreement  the  Second   Amended  and  Restated

CUSIP No. 435569 10 8                                      Page 105 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 10


Second Exchange Agreement, substantially in the form of Annex 2 attached hereto ("Second Amended and Restated Second Exchange Agreement"). Hollinger will cause UniMedia and/or any other direct or indirect wholly owned subsidiary of Hollinger (as Hollinger may designate) to execute and deliver the Second Amended and Restated Second Exchange Agreement, as such agreement may be amended, and perform their respective obligations thereunder.

            The Exchange shall be mandatory upon receipt of the Stockholder Approval and shall not require any request or other action by, or notice to, Hollinger, UniMedia or International. Immediately upon the Exchange dividends will cease to accrue in respect of shares of Nonvoting Preferred Stock. Hollinger and UniMedia will promptly tender all stock certificates evidencing shares of Nonvoting Preferred Stock in order to permit International to complete the Exchange.

            Upon the completion of the Exchange after Stockholder Approval is obtained, the outstanding shares of Nonvoting Preferred Stock will be cancelled. The shares of Class A Common Stock and Series C Preferred Stock issued upon the Exchange will not be registered under the Securities Act at the time of issuance. At the request of Hollinger, International agrees to take commercially reasonable efforts to cause the registration under the Securities Act of the shares of Class A Common Stock and Series C Preferred Stock issued to UniMedia upon the Exchange (and the shares of Class A Common Stock issuable upon conversion of the Series C

CUSIP No. 435569 10 8                                      Page 106 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 11


Preferred Stock) and to list such newly issued shares of Class A Common Stock and Series C Preferred Stock on the NYSE, in each case as soon as practicable after the issuance thereof.

            In the event Stockholder Approval is not obtained at the Stockholders Meeting or any adjournment or postponement thereof, the shares of Nonvoting Preferred Stock will remain outstanding, subject to redemption at the option of the holder in accordance with their terms or transfer in accordance with the provisions of this Amended and Restated First Exchange Agreement.

            This Agreement may be amended or modified, but only by a written agreement that identifies this Amended and Restated First Exchange Agreement and is signed by all of the parties hereto. Any such amendment or modification shall be effective as to International only if in writing signed by the Chairman of the Special Committee of independent members of the Board of Directors of International (the "Special Committee") on behalf of International. In addition, International shall not waive any obligations of Hollinger or UniMedia hereunder or any other benefits to International arising under this Amended and Restated First Exchange Agreement unless approved by the Board of Directors of International following receipt of a favorable recommendation thereof by the Special Committee. Execution of this Amended and Restated Exchange Agreement by or on behalf of the parties hereto shall be deemed to cure all defects, if any, in the execution of the First Exchange Agreement.

CUSIP No. 435569 10 8                                      Page 107 of 114 Pages
--------------------------------------------------------------------------------

Hollinger Inc.
UniMedia Holding Company
July 21, 1997
Page 12


            This Amended and Restated First Exchange Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

                                    Very truly yours,

                                    HOLLINGER INTERNATIONAL INC.





                                    By:  /s/ Kenneth L. Serota
                                         -----------------------------------
                                         Name:   Kenneth L. Serota
                                         Title:  Vice President-Law & Finance
                                                 and Secretary




Agreed and Accepted this 21st day of July, 1997:

HOLLINGER INC.

By:   /s/ J.A. Boultbee
      ---------------------------
      Name:   J.A. Boultbee
      Title:  Vice President
              and Chief Financial
              Officer

UNIMEDIA HOLDING COMPANY

By:   /s/ J.A. Boultbee
      ---------------------------
      Name:   J.A. Boultbee
      Title:  President

CUSIP No. 435569 10 8                                      Page 108 of 114 Pages
--------------------------------------------------------------------------------

                          HOLLINGER INTERNATIONAL INC.
                             401 NORTH WABASH AVENUE
                             CHICAGO, ILLINOIS 60611


                                  July 21, 1997


Hollinger Inc.
UniMedia Holding Company
10 Toronto Street
Toronto, Ontario Canada  M5C2B7


Attention:  Mr. John A. Boultbee, Executive Vice-President
            and Chief Financial Officer

            Re:   SECOND AMENDED AND RESTATED SECOND EXCHANGE AGREEMENT
                  -----------------------------------------------------


Dear Mr. Boultbee:

            This  letter   ("Second   Amended  and  Restated   Second   Exchange
Agreement") amends and restates in its entirety that certain Amended and Restated Second Exchange Agreement dated as of July 3, 1997.

            Reference is hereby made to the Amended and Restated First Exchange Agreement dated as of July 21, 1997 ("Amended and Restated First Exchange Agreement") among Hollinger Inc., a corporation continued under the laws of Canada ("Hollinger"), UniMedia Holding Company, a company amalgamated under the laws of Nova Scotia ("UniMedia"), and Hollinger International Inc., a Delaware corporation ("International"), relating to the issuance to UniMedia of shares of Series 1 Nonvoting Preferred Stock and of Series 2 Nonvoting Preferred Stock of International and the exchange by UniMedia and International ("First Exchange") of the shares of Series 1 Nonvoting Preferred Stock and Series 2 Nonvoting

CUSIP No. 435569 10 8                                      Page 109 of 114 Pages
--------------------------------------------------------------------------------

UniMedia Holding Company
July 21, 1997
Page 2


Preferred Stock for shares of Class A Common Stock and Series C Preferred Stock of International in accordance with the terms, and subject to the conditions, set forth in the Amended and Restated First Exchange Agreement. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended and Restated First Exchange Agreement.

            As soon as practicable, but in any event no later than five (5) business days, after completion of the First Exchange, International shall issue (the "Second Exchange"): (x) to Hollinger or any other direct or indirect subsidiaries of Hollinger as Hollinger may designate (any such subsidiary a "Designated Subsidiary"), 721,165 shares of Series C Preferred Stock (subject to adjustment as set forth below) in exchange for 739,500 shares of Series A Redeemable Convertible Preferred Stock, par value $.01 per share, of International ("Series A Preferred Shares") and (y) to UniMedia or a Designated Subsidiary, 739,500 shares of Series D Redeemable Convertible Preferred Stock of International having the relative rights and preferences set forth in the form of Certificate of Designations attached hereto as Annex 1 ("Series D Preferred Stock") in exchange for 721,165 shares of Series C Preferred Stock (subject to adjustment as set forth below) ("UniMedia Series C Preferred Shares") issued to UniMedia pursuant to the First Exchange (which shall be immediately cancelled).

            The number of shares of Series C Preferred Stock to be issued by International pursuant to clause (x), above, and the number of shares of Series C Preferred Stock to be acquired by International pursuant to clause (y), above, is subject to reduction if the Board of

CUSIP No. 435569 10 8                                      Page 110 of 114 Pages
--------------------------------------------------------------------------------

UniMedia Holding Company
July 21, 1997
Page 3


Directors of International (or a duly authorized committee thereof) determines, based on the advice of a nationally recognized investment banking firm experienced in the valuation of securities, that the aggregate value of the shares of Series C Preferred Stock to be issued in the Second Exchange, calculated as of the close of business on the trading day immediately preceding the date of consummation of such exchange, is greater than the Aggregate Redemption Price (as defined below) of the Series A Preferred Shares to be acquired in the Second Exchange. The "Aggregate Redemption Price" is defined as the product of (i) 739,500 (the number of Series A Preferred Shares to be exchanged for such shares of Series C Preferred Stock) and (ii) the redemption price for the Series A Preferred Shares of Cdn. $146.625 per share. In the event that the Board of Directors of International (or a duly authorized committee thereof) makes such a determination, the number of shares of Series C Preferred Stock to be issued in the Second Exchange (and the number of UniMedia Series C Preferred Shares to be acquired by International in exchange for Series D
Preferred Stock) shall be reduced to the greatest whole number of shares of Series C Preferred Stock the value of which, determined by the Board of Directors (or a duly authorized committee thereof) as set forth above, does not exceed the Aggregate Redemption Price of the Series A Preferred Shares.

            Hollinger, as soon as practicable but in any event no later than the date of the Stockholders Meeting, will furnish to International a certificate ("Officer's Certificate"), executed by a duly authorized officer of Hollinger, identifying each of the Designated Subsidiaries (if any) that will be party to each exchange described above.

CUSIP No. 435569 10 8                                      Page 111 of 114 Pages
--------------------------------------------------------------------------------

UniMedia Holding Company
July 21, 1997
Page 4


            The Second Exchange shall be mandatory and shall not require any request or other action by, or notice to, Hollinger, UniMedia, the Designated Subsidiaries or International. The obligations of the parties to this Second Amended and Restated Second Exchange Agreement to perform the Second Exchange are conditioned upon and the Second Exchange will occur only after: (i) receipt by International of the approval by its stockholders of the proposed stock issuances contemplated by both the First Exchange and the Second Exchange and
(ii) completion of the First Exchange.

            Immediately upon the Second Exchange dividends will cease to accrue in respect of the Series A Preferred Shares and the UniMedia Series C Preferred Shares. Hollinger and UniMedia and/or each Designated Subsidiary will promptly tender all stock certificates evidencing the Series A Preferred Shares and the UniMedia Series C Preferred Shares in order to permit International to complete the Second Exchange.

            Upon completion of the First Exchange and until the earlier of (i) thirty (30) days thereafter and (ii) completion of the Second Exchange, Hollinger and UniMedia shall not exercise the registration rights granted under the First Exchange Agreement. The shares of Series C Preferred Stock and Series D Preferred Stock issued upon the Second Exchange will not be registered under the Securities Act at the time of issuance, and the certificates evidencing such shares will bear the legends set forth in Annex 2 attached hereto. At the request of Hollinger, UniMedia and/or the Designated Subsidiaries, International agrees to take commercially reasonable efforts to cause the registration under the Securities Act of the shares of Series C

CUSIP No. 435569 10 8                                      Page 112 of 114 Pages
--------------------------------------------------------------------------------

UniMedia Holding Company
July 21, 1997
Page 5


Preferred Stock issued to Hollinger, UniMedia and/or the Designated Subsidiaries upon the Second Exchange and to list such newly issued shares of Series C Preferred Stock on the New York Stock Exchange, in each case as soon as practicable after the issuance thereof.

            International, Hollinger, UniMedia and the Designated Subsidiaries shall each use its reasonable commercial efforts to perform and fulfill all conditions and obligations on its part to be performed and fulfilled under this Second Amended and Restated Second Exchange Agreement, to the end that the transactions contemplated by this Second Amended and Restated Second Exchange Agreement shall be fully carried out. At the Stockholders Meeting, Hollinger, as the holder, directly or indirectly through its subsidiaries, of all of the outstanding Class B Common Stock and 33,610,754 shares of Class A Common Stock, has agreed to vote or cause to be voted all such shares of International held by it or its subsidiaries in favor of the second exchange proposal and all other proposals relating thereto.

            This Second Amended and Restated Second Exchange Agreement may be amended or modified, but only by a written agreement that identifies this Second Amended and Restated Second Exchange Agreement and is signed by all of the parties hereto. Any such amendment or modification shall be effective as to International only if in a writing signed by the Chairman of the Special Committee on behalf of International. In addition, International shall not waive any obligations of Hollinger, UniMedia or the Designated Subsidiaries hereunder or any other benefits to International arising under this Second Amended and Restated Second Exchange Agreement unless approved by the Board of Directors of International following

CUSIP No. 435569 10 8                                      Page 113 of 114 Pages
--------------------------------------------------------------------------------

UniMedia Holding Company
July 21, 1997
Page 6


receipt of a favorable recommendation thereof by the Special Committee. Execution of this Second Amended and Restated Second Exchange Agreement by or on behalf of the parties hereto shall be deemed to cure all defects, if any, in the execution of the Amended and Restated Second Exchange Agreement and the Second Exchange Agreement amended thereby.

      This Second Amended and Restated Second Exchange Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

                                 Very truly yours,

                                    HOLLINGER INTERNATIONAL INC.

                                    By:  /s/ Kenneth L. Sertota
                                         ----------------------------------
                                         Name:   Kenneth L. Serota
                                         Title:  Vice President-Law & Finance
                                                 and Secretary

Agreed and Accepted this 21st day of July, 1997:


HOLLINGER INC.

By:   /s/ J. A. Boultbee
      ---------------------------
      Name:   J.A. Boultbee
      Title:  Vice President and
              Chief Financial Officer


UNIMEDIA HOLDING COMPANY

By:   /s/ J. A. Boultbee
      --------------------------
      Name:   J.A. Boultbee
      Title:  President

CUSIP No. 435569 10 8                                      Page 114 of 114 Pages
--------------------------------------------------------------------------------


                                     ANNEX 2

                        FORM OF STOCK CERTIFICATE LEGENDS


"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAW, AND MAY NOT BE SOLD, ASSIGNED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR A WRITTEN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED."

"THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS, A STATEMENT OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS."